MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2012
(Expressed in US dollars)

Norsat International Inc.	Management’s Discussion & Analysis

TABLE OF CONTENTS

1.0 INTRODUCTION	3
2.0 BUSINESS OVERVIEW	3
2.1 OVERVIEW OF THE BUSINESS	3
2.2 COMPANY PRODUCTS AND SERVICES	4
2.3 MARKETS AND TRENDS	6
2.4 STRATEGY	8
3.0 OVERVIEW	10
3.1 OUTLOOK	10
4.0 FINANCIAL REVIEW	11
4.1 NON-IFRS MEASUREMENTS	11
4.2 SELECTED ANNUAL INFORMATION	13
4.3 RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2012	13
4.4 RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012	15
4.5 SUMMARY OF QUARTERLY RESULTS	18
4.6 ACQUISITION OF SINCLAIR	18
4.7 LIQUIDITY AND FINANCIAL CONDITION	20
4.8 CAPITAL RESOURCES	22
4.9 CONTRACTUAL OBLIGATIONS AND CONTINGENCIES	25
4.10 ISSUED CAPITAL	25
5.0 OFF BALANCE SHEET ARRANGEMENTS	27
6.0 TRANSACTIONS WITH RELATED PARTIES	27
7.0 PROPOSED TRANSACTIONS	27
8.0 CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES	27
9.0 FINANCIAL INSTRUMENTS AND RISK EXPOSURES	37
10.0 OUTSTANDING SHARE DATA	39
11.0 DISCONTINUED OPERATIONS	39
12.0 RISKS AND UNCERTAINTIES	40
12.1 RISKS ASSOCIATED WITH FINANCIAL RESULTS	40
12.2 RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS	41
12.3 RISKS ASSOCIATED WITH THE VALUE OF SHARES	45
12.4 RISKS ASSOCIATED WITH FOREIGN EXCHANGE	45
12.5 RISKS ASSOCIATED WITH INTEREST RATES	45
13.0 DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	46
13.1 DISCLOSURE CONTROLS AND PROCEDURES	46
13.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING	46
13.3 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING	46
14.0 EVENTS AFTER REPORTING DATE	46

Norsat International Inc.	Management’s Discussion & Analysis

1.0 Introduction

The following management’s discussion and analysis (“MD&A”) of Norsat International Inc. (“Norsat”, “the Company”, “we” or “us”) as of March 5, 2013 should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010, and related notes included therein. These audited consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts are expressed in United States dollars unless otherwise indicated. The MD&A and audited consolidated financial statements were reviewed by our Audit Committee and approved by our Board of Directors.

Additional information relating to the Company including our most recent Annual Information Form may be found at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in our operations in future periods, the adequacy of our financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about our market opportunities, strategies, competition, expected activities and expenditures as we pursue our business plan, the adequacy of our available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments we anticipate will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Report on Form 20-F, under the heading “Risk Factors” available at www.sec.gov. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

2.0 Business Overview

2.1 Overview of the Business

Norsat is a leading provider of innovative communication solutions used by government organizations, militaries, transportation, resource and marine industry companies, news organizations, public safety search and rescue operators and others. Our solutions enable the transmission of data, audio and video for challenging applications and environments. Our products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (“RF”) conditioning products, microwave components, and maritime based satellite terminals. Additionally, through our Norsat Power Solutions segment, we provide power conversion and energy storage solutions for the communications, transportation and resource sectors.

Our business currently operates primarily through three business segments: RF antennas and filters (“Sinclair Technologies”), Satellite Solutions, and Microwave Products. We also have two additional segments which have limited activity – Maritime Solutions and Norsat Power Solutions.

Our common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’.

Norsat International Inc.	Management’s Discussion & Analysis

2.2 Company Products and Services

Sinclair Technologies

Sinclair Technologies specializes in RF antenna and filter products designed for high performance, reliability and durability in extreme mechanical/electrical environments and weather conditions. Within these two main product lines, we offer over 2,000 distinct products, including base station antennas, mobile/transit antennas, covert antennas, filters, receiver multicouplers, and accessories. Engineers in our Sinclair Technologies segment are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancement, we continue to expand our product offerings and improve existing designs to better serve customers.

Antennas

Our Sinclair Technologies segment has developed an exceptionally broad range of antennas, especially in the frequency bands allocated to public safety, air traffic control and land mobile radio applications. Some of these frequencies are currently being “re-farmed” or re-allocated to new applications by governing bodies such as the FCC in the US and Industry Canada. This “re-farming” of frequencies creates new demand, which we can satisfy through engineering derivative modifications to our existing products. This, in turn, preserves our leadership position in the antenna market.

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. Our family of collinear omni-directional antennae has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair Technologies was instrumental in developing low passive inter-modulation (“PIM”) antennas.

Filters

Sinclair Technologies also produces an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers.  Our filter product line is based on standard cavity and combines resonator technologies, as well as very small high-performance filters, using cross-coupled technology.

Satellite Solutions

Our Satellite Solutions segment, established in 2003, provides a comprehensive portfolio of fly-away satellite terminals and software interfaces designed for easy portability and reliable connectivity in locations where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. In 2008, we entered the marine satellite business with a line of maritime very small aperture terminal (“VSAT’) and television receive only (“TVRO”) terminals and service offerings. This segment provides broadband connectivity for commercial and recreational fishing and boating, as well as military applications. We continue to explore different alternatives for leveraging our technology into the area of maritime communications.

Our portfolio of portable satellite systems includes:

The upgraded Norsat GLOBETrekker™ 2.0 is an intelligent, auto-acquire, rapidly deployable fly-away satellite terminal. GLOBETrekker now includes a modular architecture that enables easy component swapping in the field, a simple one-touch interface, elevated electronics for all terrain deployment and a variety of other feature enhancements that improve usability, performance and ruggedness. The terminal is built to military-grade specifications (MIL-STD-810G) and is easily transported via IATA compliant packaging. GLOBETrekker is ideal for users with mission critical communication requirements such as military, resource, emergency response, and transportation applications.

The Norsat ROVER™ is an ultra-portable fly-away satellite terminal with assisted acquire technology. Easily assembled in a matter of minutes, the ROVER is Norsat’s most portable satellite solution, ideal for the rapid deployments of military or other highly mobile operations. The ROVER is capable of data transfer rates of approximately 1.0 Mbps, yet is still compact enough to fit into a single backpack.

Norsat International Inc.	Management’s Discussion & Analysis

SigmaLink™ is a fly-away satellite terminal with antenna sizes up to 2.4m, suitable for longer term deployments, and yet portable enough for mobile operations. SigmaLink is idea for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Offered by Norsat’s Maritime Solutions division, the COM series is a high-performance line of VSAT terminals designed for militaries, fisheries, oil & gas and other commercial applications.  The TVRO series provides high quality signal reception, ideal for cruise, yacht and recreational applications. In 2012, Norsat introduced Global-VSATTM, an equipment and service bundle that includes satellite terminals and airtime.

Norsat’s high-performance fly-away satellite terminals offer superior ease of use, ruggedness, and portability compared to competitive offerings. All systems are shipped with LinkControl software, the industry’s most intuitive and powerful suite of satellite pointing tools. LinkControl seamlessly integrates the various hardware components, automates the process of satellite acquisition, and enables user to pre-configure settings for rapid field deployments.

Norsat entered the machine-to-machine (“M2M”) solutions market in 2013 with Sentinel remote site monitoring and control (“RMC”), a new equipment and service package.  M2M solutions refer to a wide variety of technologies that enable both wireless and wired systems to communicate with other devices of the same ability. By enabling machines to communicate with each other, real-time data can easily be collected and analyzed from remote locations.

Norsat’s Sentinel RMC is an end-to-end M2M solution that includes remote terminal units (“RTUs”) for remote site data collection and control, a communication service to backhaul data, a data hosting facility for storage, and a secure web based customer interface for data access. Initially designed for use in the upstream oil & gas market, Sentinel RMC is also ideal for other applications that require real-time data monitoring of remote sites, including forestry, municipal water systems and other unique and niche applications.

Microwave Products

Our Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers (“LNBs”), transmitters (“BUCs”), transceivers, solid-state power amplifiers (“SSPAs”) and other customized products.

Low Noise Block down converters (“LNBs”), are required by every satellite antenna (or “dish”) irrespective of aperture or location. The LNB is mounted at the focal point of the dish to convert incoming microwave signals into electrical signals that are routed to the remote receiver or indoor unit.  Reliability is critical for these products as they are used in remote areas around the world.

Satellite transmitters or Block Up Converters (“BUCs”) convert electrical signals into microwave signals that can be transmitted to an orbiting satellite.

Norsat is a market leader in microwave products. Through more than three decades of participation in this market, we have developed a reputation for quality, reliability and innovation. We believe that we have the largest market share of any of our competitors in this space.

Maritime Solutions

We created our Maritime Solutions segment in 2008 when we entered the marine satellite business. This segment provides broadband connectivity over satellite for industries that operate in a marine environment. Examples include commercial fishing, recreational fishing and boating, and the oil and gas industry. We continue to explore different alternatives for leveraging our technology into this area.

Norsat International Inc.	Management’s Discussion & Analysis

On July 17, 2012, we sold Norsat Italia S.r.l., a wholly owned subsidiary of the Company for cash consideration of Euro 70,000 ($85,764). Norsat Italia S.r.l operated our vessel monitoring unit which formed part of our Maritime segment. Subsequent to the sale, we began reporting other Maritime Solutions revenue under our Satellite Solutions segment. Please refer to Section 11.0 “Discontinued Operations.”

Norsat Power Solutions

In February 2012, we established Norsat’s Power Solutions segment. This new business segment provides turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communications, transportation and resource sectors. It has also developed complementary products for our other segments, including power supplies and DC-DC converters for our Microwave Products segment and portable power products for our Satellite Solutions segment. As at December 31, 2012, we have recognized approximately $170,000 of revenues from this segment, which is included within the revenues of our Sinclair Technologies segment.

2.3 Markets and Trends

Radio Frequency Based Communications - Markets

The antenna and filter products supplied by our Sinclair Technologies segment are used primarily by the Land Mobile Radio (“LMR”) industry and specifically by the following industry segments:

➢	Public safety operators, including several police forces, the coast guards and navies, and a large set of ambulance and fire dispatch services;

➢
Private sector networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies, as well as other dedicated network operators. These customers are generally served through an extensive set of dealers specializing in radio systems;

➢	Mobile radio, public safety, aviation and heavy transport industries; and

➢	Original equipment manufacturers.

Sinclair products are well established globally. Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair antennas and filters are integral components of many wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems. Most Sinclair products support both voice and data.

Radio Frequency Based Communications - Trends

Communication networks, and in particular, mobile wireless communications systems, are widely used in public safety, national security, natural resource management, and other specialized applications.

➢
Limited availability of licensed and unlicensed frequencies is causing governments to re-assign spectrum for public safety networks. As an example, US Broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks;

➢	Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products;

➢	Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development for the LMR market; and

➢	Original equipment manufacturers (“OEMs”) are driving greater efficiencies and increasing their bargaining power by favouring fewer vendors with a broad product portfolio.

Norsat International Inc.	Management’s Discussion & Analysis

Satellite-based Communications - Markets

Norsat’s satellite-based communications business includes Satellite Solutions, Microwave Products, Maritime Solutions and M2M Solutions. These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. These satellites appear to remain at the same point relative to the earth’s surface, thus giving the impression that they are “stationary.”  These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. Our equipment has been standardized so that it can operate on most satellites, without further customization. These products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and motion video.

The satellite industry continues to see increased demand, primarily driven by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. Our products operate primarily on widely deployed commercial Ku-band satellites.  However, some of our products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

Demand for satellite-based M2M solutions is on the rise given the needs of key vertical markets. Overall the satellite market is stable and expected to grow at a steady pace. Certain verticals, such as transportation, oil and gas and cargo, show stable growth while military is expected to experience slower growth. Green energy, mining, utilities and civil government show growth typical of nascent markets.

Satellite-Based Communications – Trends

We believe that a number of industry trends are positively influencing demand for our products.  Specific trends include the following:

➢	There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

➢
As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure. Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

➢
In the era of 24-hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world.  Media outlets need to be able to deploy quickly to meet this expectation.

➢
Major media are experiencing competition from alternative news sources that typically make content available over the Internet.  Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

➢	The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are increasingly considered vital.

➢
Major organizations that have global operations are increasingly aware of, and plan for, natural or man-made crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

➢	A number of large-scale disasters in recent years have proven the critical importance of first responders being able to establish rapid communication links to coordinate recovery efforts.

Norsat International Inc.	Management’s Discussion & Analysis

➢
Experience with information technology and communication equipment in recent decades has conditioned users to expect that related hardware will become smaller and more portable over time, while offering improved functionality. Providers who are able to meet this expectation can realize competitive advantages.

➢
Applications for satellite technology are becoming ubiquitous. From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and Internet backhaul, location-based services and satellite imagery. As a result, a broader base of users has a need for ground-based satellite equipment.

2.4 Strategy

Provide leading communication solutions

Norsat’s mission is to become a leading provider of innovative communication solutions for challenging applications and environments. Our primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when dealing with projects in challenging parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after-sales support infrastructure. In addition, we have a track record of introducing innovative new products to the RF antenna and filter, and satellite industries and we plan to remain a product leader in these areas. Supported by a strong financial base, we continue to invest in research and development for the RF antenna and filter, satellite, and microwave businesses. These attributes will remain core elements of our strategy, forming the foundation of our organic growth.

Pursue acquisition opportunities

While we continue to focus on organic growth within our existing product segments, we are also actively pursuing a mergers-and-acquisition-based growth strategy. As such, we are constantly identifying and evaluating potential candidates that are leaders in their field and that meet our core acquisition criteria of:

➢	enhancing our ability to provide communication solutions in challenging environments;
➢	providing access to high-end commercial markets; and,
➢	increasing our ability to generate a stable revenue stream.

While we believe a proportion of our future growth will come via business combinations, we are proceeding prudently. Any merger or acquisition opportunity must be attractively priced, advance our corporate objectives and have the potential to be accretive to our shareholders.

In January 2011, we acquired Aurora, Ontario-based Sinclair Technologies Holdings Inc. (“Sinclair”), a private company that is a leading provider of antenna and radio frequency conditioning products.

The Sinclair acquisition has proved to be a good fit with our strategy in that it complements our core businesses and supports our goal of becoming a premium provider of communication solutions for challenging environments. Like Norsat’s other product lines, Sinclair products are used all over the world and are often operated in the harshest of environments. Both the Norsat and Sinclair brands are equated with superior products, the latest technologies and customized solutions. However, the Sinclair product line targets different end-markets than Norsat products, providing opportunities to expand our market base and generate cross-selling opportunities between the two segments. The integration of Sinclair has enabled Norsat to achieve modest costs savings as a result of efficiencies gained from being a larger organization.

Continue to provide innovative products

We invest in research and development to maintain our status as “best in class.” Our R&D efforts are directed toward enhancing existing product lines and introducing new products. We believe that the development of new products within our various product segments will keep Norsat on the cutting edge of the industry, attract new business and lead to the development of new market verticals.

Norsat International Inc.	Management’s Discussion & Analysis

Expand into new markets

Our long-term objectives include entering new geographic markets and strengthening our reach into existing markets, broadening our customer base, and expanding into new market verticals.

The Sinclair acquisition has strongly supported this strategy. Sinclair products are well established among customers in the commercial space and at the municipal government level and have provided opportunities for Norsat to diversify into these markets. We also see opportunities to sell Sinclair products through our Microwave Products segment, to target design antennas for our Maritime segments, and to cross-sell Sinclair products to our existing customers in Europe and the military markets. To date, we have integrated Sinclair’s sales force with our own and have identified several cross-selling opportunities. However, as our customers’ sales cycles are typically long, these opportunities may take several quarters to realize, if at all.

Provide a breadth of solutions to our existing customers

Another component of our growth strategy is to expand the breadth of the solutions we provide to each customer. Currently, the vast majority of our revenues are generated by the hardware and systems we manufacture. We believe there are a number of opportunities to provide ancillary services and third-party hardware components related to these core products. In particular, we believe customers in challenging environments would benefit from an end-to-end solution provider approach, enabling them to purchase all of their secure communication requirements from a single vendor. Customers could then be confident that all elements would be configured to work well together, and that they would receive comprehensive product support. Norsat, in turn, would benefit from stronger customer relationships, higher sales, and the long-term development of a stable, recurring revenue stream.

We continue to actively evaluate various technologies and commercial applications that complement our current suite of product and service offerings. Our goal is to become the connectivity solutions provider of choice for challenging applications and environments. In February 2012, we established a new business segment called Norsat Power Solutions. This segment is now providing turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communications, transportation and resource sectors. It is also developing complementary products for our other segments, including power supplies and DC-DC converters for our Microwave Products segment and portable power products for our Satellite Solutions segment. As an added benefit, the power solutions market provides opportunities to generate recurring revenue streams through the provision of ongoing monitoring or service requirements and through regular upgrade and renewal cycles. The development of new recurring revenue streams is a key strategic objective for Norsat.

We are also seeking out new opportunities in challenging applications and environments where we can offer our expertise to solve communications and logistics problems. We plan on leveraging our secure and reliable products, along with our experience on how to better serve customers and give them the best value and product performance. As we establish more initiatives in the world’s challenging regions and environments, our expectation is that many of the customers we currently serve will have scalable opportunities and will rely on us to assist in further build outs or expansion projects.

Grow our business through existing and new customers

We market the majority of our products in North America through our direct sales force, OEMs, distributors and manufacturer representatives.  In Europe, the Middle East, Africa and Asia, our products are sold through a direct sales force, OEMs, and system integrators.

Almost all of our portable satellite systems sales to the US Government were sold through our direct sales force. Due to successful deployments with the US Government, additional militaries and governments around the world have become Norsat customers.

Norsat International Inc.	Management’s Discussion & Analysis

We will continue to use, increase and invest in our various sale channels and we are increasingly emphasizing those that enable us to target large commercial customers. In addition, we are pursuing opportunities to cross-sell our products to customers within all of our segments.

Continue to focus resources prudently

Norsat has been fiscally prudent with regard to expenses and we will continue to focus our resources strategically.  While we seek growth opportunities, we also continue to review opportunities for strategic cost-cutting measures.

3.0 Overview

➢
The Sinclair Technologies segment posted 8% and 20% year-over-year increases in sales for the three months and year ended December 31, 2012.  Acquired on January 21, 2011, Sinclair continued to perform above historical norms, reflecting a favourable product mix and strong demand, particularly from the public safety and transportation sector. The segment has helped to diversify our product lines with antenna and RF conditioning products, and has also firmly positioned Norsat in the commercial market.

➢
Satellite Solutions sales increased 26% in the fourth quarter but decreased 5% for the full year ended December 31, 2012. While the slowdown in US military spending impacted revenues in both periods, our diversification strategies have been effective and we achieved fourth quarter revenue gains as we continued to expand beyond our traditional markets. Sales from non-US military customers improved by $0.8 million during 2012.

➢
We continued to see strong results from our Microwave Products segment, which posted 8% and 14% year-over-year increases in revenue for the three months and year ended December 31, 2012. These increases were partially driven by strong demand for our Ku-band receivers and customized Ka-band receivers. We continue to benefit from our widely recognized reputation within the microwave communications market.

➢
For the three months ended December 31, 2012, we increased gross margins to 44%, from 41% during the same period in 2011. For the year ended December 31, 2012 our gross margins were 43%, in line with the comparable period in 2011.

➢
While our margins remained strong in 2012, continued global economic weakness has increased competition in our markets. Going forward, pricing pressure could negatively impact our ability to maintain or improve margins.

➢
Our legal structure was reorganized on June 29, 2012 such that all the assets and liabilities of Sinclair Technologies Inc. (“STI”), a wholly owned subsidiary of Sinclair Technologies Holdings Inc. (“STHI”), were transferred to STHI.  Immediately afterwards, all the assets and liabilities of STHI were transferred to Norsat International Inc. As of June 29, 2012, STI and STHI were dissolved under the Business Corporation Act (Ontario); and hence, ceased to exist as legal entities. “Sinclair Technologies” continues to operate as a division of Norsat.

➢
During the third quarter of 2012, we sold our maritime vessel monitoring unit, with related revenues and costs being reclassified to net earnings (loss) from discontinued operations. Please refer to Section 11.0 “Discontinued Operations”.

3.1 Outlook

Looking forward, demand for our Sinclair RF antenna and filter products is expected to remain robust and we will actively invest in new products for this segment as we respond to customer needs. Demand for Microwave Products is also expected to continue to benefit from our proven ability to provide modified or custom solutions specific to our customers’ applications.

Norsat International Inc.	Management’s Discussion & Analysis

In the satellite industry, US military spending is projected to remain slow in the near term. This is expected to result in reduced demand and increased competition as more companies focus on the satellite terminal and related services markets. Given these anticipated pressures, we will continue to work to diversify our customer and product base, with a focus on militaries beyond the US, as well as on the commercial, resource, transportation and public safety segments. As we continue to diversify beyond our traditional military focus, we would expect revenues to increase, however gross margins could be somewhat lower.

We remain focused on implementing a business model that will serve to (i) add a recurring revenue stream by offering a range of services, (ii) broaden our portfolio of products and services, (iii) actively recruit and cultivate reseller channel partners, and (iv) diversify our base of customers to include non-defense customers.

Currently, we are working to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, and continued enhancement of existing product lines. We are also pursuing greater diversification by geographic region and by industry vertical, and broadening the solutions we provide to customers. We continue to evaluate strategic opportunities that will improve overall operating and financial performance.

While we will maintain our strict focus on preserving a sustainable cost structure, we anticipate higher costs of production and higher operating costs as investments are made to pursue our strategic objectives. We are cognizant of the extent of the current financial global recovery and will remain vigilant in our credit granting practices, however, we believe our exposure to bad debt is relatively low overall. Most of our trade accounts receivables are generated from various military and a number of large commercial customers, which are not believed to be at risk of default. Additionally, the balance of amounts owing is spread over a diverse range of customers.

The current recessionary trends, coupled with our strong financial position and capital structure, have created excellent conditions for realizing growth through business combinations. Going forward, we will actively pursue accretive merger and acquisition opportunities and that meet strict criteria for creating value and that further our strategic objectives.

4.0 Financial Review

4.1 Non-IFRS Measurements

The following are non-IFRS measurements. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the audited consolidated financial statements and accompanying notes for the three months and year ended December 31, 2012.

EBITDA

EBITDA is a non-IFRS measure which we use to manage and evaluate operating performance. It is reconciled to IFRS in the tables below:

EBITDA (1)
('000)	Three months ended December 31
	2012	2011	Change
EBITDA	$1,266	$919	$347	38%
Interest expense	(152)	(124)	(28)	23%
Amortization and depreciation	(358)	(428)	70	(16%)
Tax recovery/(expense)	6	(168)	174	>100%
Foreign exchange (loss)/gain	110	(461)	571	>100%
Discontinued operations	-	42	(42)	100%
Net earnings for (loss) for the period	$872	$(220)	$1,092	>100%

Norsat International Inc.	Management’s Discussion & Analysis

EBITDA for the three months ended December 31, 2012 improved by 38% to $1.3 million, compared to the same period last year. Increased gross profit contributions of $0.4 million from the Satellite Systems segment and $0.2 million from our Microwave segment were offset by lower total expenses in the fourth quarter of 2012 compared to the same period in 2011.

EBITDA (1)
('000)	Year ended December 31
	2012	2011	Change
EBITDA	$4,815	$4,209	$606	14%
Interest expense	(536)	(533)	(3)	1%
Amortization and depreciation	(1,476)	(1,525)	49	(3%)
Tax recovery/(expense)	2,501	(1,290)	3,791	>100%
Foreign exchange (loss)/gain	(250)	100	(350)	>(100%)
Discontinued operations	81	(60)	141	>100%
Reorganization	-	(490)	490	>(100%)
Net earnings for the period	$5,135	$411	$4,724	>100%

EBITDA for the year ended December 31, 2012 improved by $0.6 million or 14% to $4.8 million, compared to the same period in 2011. This reflects gross profit contribution increases of $1.5 and $0.7 million, respectively, from the Sinclair Technologies and Microwave Products segments. These gains were partially offset by a $0.4 million reduction in gross profit contribution from the Satellite Solutions segment. Selling and distributing expenses increased in 2012 resulting from investments in sales and marketing resources, including the launch of Norsat Power, and higher sales commission and bonus expenses related to our improved financial performance. Lower government funding and higher direct product development costs increased net product development expenses. This was partially offset by lower general and administrative expenses. Please see Section 4.4 for discussion of expenses.

Note
(1) EBITDA refers to earnings before interest, taxes, depreciation, amortization, discontinued operations, reorganization costs and foreign exchange. EBITDA is a non-IFRS performance measure. We believe that, in addition to net earnings, EBITDA is a useful complementary measure of pre-tax profitability and is commonly used by the financial and investment community for valuation purposes. However, EBITDA does not have a standardized meaning prescribed by IFRS. Investors are cautioned that EBITDA should not be construed as an alternative to net earnings determined in accordance with IFRS as an indicator of performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Our method of calculating EBITDA may differ from the methods used by other entities and, accordingly, our EBITDA may not be comparable to similarly titled measures used by other entities.

Working Capital

We use working capital changes as a supplemental financial measure in our evaluation of liquidity. We believe that monitoring working capital items assists in assessing the efficiency of allocation of short-term financial resources. Working capital is calculated by subtracting current liabilities from current assets. As at December 31, 2012, working capital increased to $7.5 million, from $5.1 million at December 31, 2011.

Current Ratio

Current Ratio is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We believe that monitoring our current ratio helps to assess the health of our liquidity. Current Ratio is defined as current assets divided by current liabilities. As at December 31, 2012, our current ratio was 1.5 times compared to 1.3 times as at December 31, 2011.

Norsat International Inc.	Management’s Discussion & Analysis

4.2 Selected Annual Information

('000), except per share amounts	Year ended December 31
	2012		2011		2010
	$		$		$
Sales		42,429		37,792		19,818
Earnings before income taxes		2,553		1,761		2,159
Current income tax expense		782		811		140
Deferred income tax (recovery)/expense		(3,283)		479		(224)
Earnings from continuing operations		5,054		471		2,244
Net earnings		5,135		411		2,140
Earnings from continuing operations and
net earnings per share - basic and diluted		0.09		0.01		0.04
EBITDA (1)		4,815		4,209		2,767
Total assets		40,882		40,261		20,414
Total non-current liabilities		2,387		3,362		396
Cash dividends		-		-		-

On January 21, 2011, we acquired Sinclair Technologies and have included Sinclair’s sales of $24.2 million and $20.2 million in 2012 and 2011, respectively.

We recorded deferred income tax recovery of $3.0 million as a result of the reorganization of our legal structure in 2012.

In 2012, we sold our maritime vessel monitoring unit, with related revenues and costs being reclassified to net earnings (loss) from discontinued operations. Please refer to Section 11.0 “Discontinued Operations”.

4.3 Results of Operations for the Three Months Ended December 31, 2012

Sales and Gross Margin

	Three months ended December 31
	2012	2011	Change
Sales (in '000s)
Sinclair Technologies	$5,662	$5,240	$422	8%
Satellite Solutions	2,463	1,950	513	26%
Microwave Products	2,473	2,280	193	8%
Total	$10,598	$9,470	$1,128	12%

Gross Profit Margin
Sinclair Technologies	45%	48%	(3%)
Satellite Solutions	38%	29%	9%
Microwave Products	46%	42%	4%
Total	44%	41%	3%

Results from our business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s products are installed before the winter season. Among our other two segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

For the three months ended December 31, 2012, total sales increased 12% to $10.6 million, from $9.5 million in Q4 2011.

Norsat International Inc.	Management’s Discussion & Analysis

Sales from the Sinclair Technologies segment increased 8% to $5.7 million, up from $5.2 million during the same period in 2011. The improvement reflects stronger-than-normal demand, especially in the safety and transportation sectors.

Satellite Solutions sales, which now include sales of Maritime antennas, increased to $2.5 million, from $2.0 million in Q4 2011 as a $0.8 million increase in sales to non-US military customers more than offset the $0.3 million decrease in US military demand.

Fourth quarter sales of Microwave Products improved to $2.5 million, up 8% from $2.3 million in 2011. The $0.2 million increase was partially driven by increased demand for a number of Norsat’s products, including Ku-band and customized Ka-band receivers. We continue to benefit from our strong reputation in the microwave communications market.

On a consolidated basis, fourth quarter gross margin percentages improved to 44%, from 41% in Q4 2011. The Sinclair Technologies segment achieved a fourth quarter gross profit margin of 45%, down slightly from the 48% achieved in Q4 2011, but ahead of the historical norm. Gross margins from the Satellite Solutions segment improved to 38%, from 29% reflecting an increase in higher-margin equipment sales and lower inventory provision against satellite products. Fourth quarter gross profit margins for Microwave Products improved to 46% from 42%, reflecting increased sales of higher-margin customized products.

Expenses

('000s)	Three months ended December 31
	2012	2011	Change
Selling and distributing expenses	$1,532	$1,375	$157	11%
General and administrative expenses	1,336	2,289	(953)	(42%)
Product development expenses, net	773	(111)	884	>100%
Other expenses	109	583	(474)	(81%)
Total expenses	$3,750	$4,136	$(386)	(9%)

For the three months ended December 31, 2012, total expenses decreased to $3.8 million, from $4.1 million in Q4 2011.

Fourth quarter selling and distributing expenses increased to $1.5 million, from $1.4 million in 2011, reflecting investments in additional sales and marketing resources.

General and administrative expenses decreased to $1.3 million, from $2.3 million in 2011, reflecting the absence of approximately $0.7 million in bonus accrual for the former president of Sinclair. In addition, supplies and materials expenses, professional fees, and bad debt expenses were individually lower by $0.1 million, totaling $0.3 million in aggregate.

('000s)	Three months ended December 31
	2012	2011	Change
Direct expenses	$814	$648	166	26%
Amortization	93	143	(50)	(35%)
Transfer to Cost of Sales	-	(61)	61	100%
Less: Government contribution	(134)	(841)	707	(84%)
Total product development expenses, net	773	$(111)	$884	(796%)

Fourth quarter net product development expenses increased by $0.9 million, to $0.8 million, reflecting a $0.7 million reduction in recovery from government contributions. Our current SADI program ended December 31, 2012 and we utilized all of our remaining SADI funding during the fourth quarter. We are now in the process of applying for funding under a new SADI program, however, we cannot be certain that an agreement will be reached. Direct expenses were higher by $0.2 million compared to Q4 2011, reflecting our commitment to ongoing product development activities.

Norsat International Inc.	Management’s Discussion & Analysis

Other income of $0.1 million for the quarter was lower than the $0.6 million recorded during Q4 2011. This decrease primarily reflects a favourable foreign exchange variance from translating Canadian dollar-denominated payables and loans into US dollars, partially offset by higher interest expense and a loss on disposal of assets.

Net earnings for the period

('000s), except per share amounts	Three months ended December 31
	2012	2011	Change
Earnings (loss) before income taxes	$866	$(94)	$960	>100%
Income tax (recovery)/expense	(6)	168	(174)	>(100%)
Net earnings (loss) from
continuing operations	$872	$(262)	$1,134	>100%
Net earnings from
discontinued oprations	$-	$42	$(42)	> 100%
Net earnings (loss) for the peirod	$872	$(220)	$1,092	>100%

Basic earnings (loss) per share
Earnings (loss) from continuing operations	$0.02	$(0.00)	$0.02	>100%
Earnings (loss) from discontinued operations	$-	$0.00	$(0.00)	-
Total	$0.02	$(0.00)	$0.02	>100%
Diluted earnings (loss) per share
Earnings (loss) from continuing operations	$0.02	$(0.00)	$0.02	>100%
Earnings from discontinued operations	$-	$0.00	$(0.00)	-
Total	$0.02	$(0.00)	$0.02	>100%

Fourth quarter earnings before income taxes improved to $0.9 million, from a loss of $0.1 million in Q4 2011, reflecting the higher gross profit and gross profit margins, together with lower total expenses as discussed above.

As a result of the recent reorganization of our legal structure, income taxes were $0.2 million lower in the fourth quarter of 2012 than in the same period last year.

Fourth quarter net earnings from continuing operations improved by $1.1 million to $0.9 million.

Fourth quarter net earnings were $0.9 million, or $0.02 per share, basic and diluted, up from a loss of $0.2 million, or $(0.00) per share, basic and diluted, during the same period in 2011.

4.4 Results of Operations for the Year Ended December 31, 2012

Sales and Gross Margin

	Year ended December 31
	2012	2011	Change
Sales (in '000s)
Sinclair Technologies	$24,173	$20,218	$3,955	20%
Satellite Solutions	8,678	9,162	(484)	(5%)
Microwave Products	9,578	8,412	1,166	14%
Total	$42,429	$37,792	$4,637	12%

Gross Profit Margin
Sinclair Technologies	44%	45%	(1%)
Satellite Solutions	38%	40%	(2%)
Microwave Products	44%	42%	2%
Total	43%	43%	-

For the 12 months ended December 31, 2012, total sales increased by $4.6 million, or 12%, to $42.4 million, from $37.8 million in 2011.

Norsat International Inc.	Management’s Discussion & Analysis

Our Sinclair Technologies segment was a significant contributor to this improvement, with full-year sales increasing 8% to $24.2 million, from $20.2 million in 2011. This gain reflects the positive impact of 12 months contribution from Sinclair, compared to just over 11 months contribution last year. The extra partial month in 2012 contributed approximately $1.0 million in sales. Sales from this segment were also above historical norms, reflecting strong demand, especially in the public safety and transportation sectors.

Satellite Solutions sales were $8.7 million in 2012, compared to $9.2 million in 2011. The year-over year change reflects a $0.5 million reduction in equipment sales to the US military due to lower US military spending, $0.3 million in lower services sales due to the expiry of warranties and post-service contract service revenue, and a $0.3 million reduction in other Maritime Solutions-related sales, which are now included in Satellite Solutions sales. These decreases were partially offset by an increase in sales and service of $0.7 million to non-US military customers.

Microwave Products sales increased 14% to $9.6 million for the year ended December 31, 2012, up from $8.4 million during the same period in 2011. This significant increase reflects higher sales volumes, particularly for Ka and Ku-band receivers, as well as the addition of new products suitable for airborne applications.

On a consolidated basis, gross margin percentage was 43% in 2012, on par with 2011. Gross profit from the Sinclair Technologies maintained a gross margin percentage of 44%, comparable to the 45% achieved in 2011. Gross profit margins from the Satellite Solutions segment declined to 38%, from 40% in 2011, reflecting lower margins on the FNESS and NATO contracts, together with lower selling prices for some existing product lines. In addition, gross margins were affected by a lower proportion of high-margin service revenues in the mix. Gross margin percentage form the Microwave Products segment improved to 44%, from 42%, reflecting higher demand for more customized products.

Expenses

('000s)	Year ended December 31
	2012	2011	Change
Selling and distributing expenses	$7,213	$5,614	$1,599	28%
General and administrative expenses	5,097	7,195	(2,098)	(29%)
Product development expenses, net	2,373	1,295	1,078	83%
Other expenses	924	492	432	88%
Total expenses	$15,607	$14,596	$1,011	7%

For the year ended December 31, 2012, total expenses increased to $15.6 million, from $14.6 million in 2011.

Selling and distributing expenses increased to $7.2 million, from $5.6 million in 2011. This $1.6 million increase includes a $1.0 million investment in sales and marketing resources, $0.3 million for the launch of our new Norsat Power segment, $0.2 million higher sales commissions and bonuses resulting from achieving certain revenue and earnings targets, and $0.1 million from added costs of operating the Sinclair Technologies segment for an extra month in 2012.

General and administrative expenses decreased to $5.1million, from $7.2 million during the year ended December 31, 2012. The $2.1 million reduction reflects the absence of $0.5 million in acquisition costs incurred in 2011 as part of the Sinclair transaction, a reduction of approximately $1.2 million in salary and incentive payments for the former president of Sinclair, together with a $0.1 million reduction in professional fees, $0.3 million in employee-related cost savings, and $0.3 million in other cost savings across the Company. These savings were partially offset by $0.3 million in additional bonuses resulting from the achievement of certain revenue and profit targets in 2012, and by the $0.1 million added cost of operating the Sinclair division for an additional month in 2012.

Norsat International Inc.	Management’s Discussion & Analysis

('000s)	Year ended December 31
	2012	2011	Change
Direct expenses	$3,001	$2,454	$547	22%
Amortization	419	547	(128)	(23%)
Transfer to Cost of Sales	(56)	(104)	48	(46%)
Less: Government contribution	(991)	(1,602)	611	(38%)
Total product development expenses, net	$2,373	$1,295	$1,078	83%

Net product development expenses increased to $2.4 million, from $1.3 million in 2011. Direct expenses increased by $0.5 million, reflecting continued investment in research and development of next-generation product offerings and 12 full months of Sinclair operations, compared to 11 months in 2011. Increases in direct costs were offset by a $0.1 million decrease in amortization costs. More significantly, government contributions were lower by $0.6 million in 2012 compared to 2011 as we utilized all of the remaining SADI funding in 2012. Product development continues to be a core focus for us and as reflected in our development programs in the Sinclair Technologies and Satellite Solutions business units.

Other expenses for the year ended December 31, 2012 were $0.9 million, compared to $0.5 million in 2011. The increase in other expenses primarily reflects foreign exchange variance of $0.4 million from translating Canadian dollar-denominated payables and loans into US dollars

Net earnings for the period

('000s), except per share amounts	Year ended December 31
	2012	2011	Change
Earnings before income taxes	$2,553	$1,761	$792	45%
Income tax (recovery)/expense	(2,501)	1,290	(3,791)	>(100%)
Net earnings from
continuing operations	$5,054	$471	$4,583	>100%
Net earnings (loss) from
discontinued oprations	$81	$(60)	$141	>100%
Net earnings for the peirod	$5,135	$411	$4,724	>100%

Basic earnings per share
Earnings from continuing operations	0.09	0.01	0.08	>100%
Earnings (loss) from discontinued operations	0.00	(0.00)	0.00	-
Total	$0.09	$0.01	0.08	>100%
Diluted earnings per share
Earnings from continuing operations	0.09	0.01	0.08	>100%
Earnings (loss) from discontinued operations	0.00	(0.00)	0.00	-
Total	$0.09	$0.01	$0.08	>100%

For the year ended December 31, 2012, earnings before income taxes increased to $2.6 million, from $1.8 million in 2011. This change was primarily the result of the positive gross profit contribution of $1.8 million, offset by higher total expenses of $1.0 million as discussed above.

As a result of the recent reorganization of our legal structure, we recorded a deferred income tax recovery of $3.0 million and reduced current tax expenses in 2012.

Net earnings from continuing operations for the year ended December 31, 2012 increased by $4.6 million to $5.1 million. We sold our maritime vessel monitoring unit in 2012, with related revenues and costs being reclassified to earnings/loss from discontinued operations. Please refer to Section 11.0 “Discontinued Operations” for details.

Net earnings for the year ended December 31, 2012 increased significantly to $5.1 million, from $0.4 million in 2011. Earnings per share increased to $0.09 per share, basic and diluted, from $0.01 per share, basic and diluted, during the same period in 2011.

Norsat International Inc.	Management’s Discussion & Analysis

4.5 Summary of Quarterly Results

Quarterly Financial Data
('000s), except for earnings per share	Three months ended
	Mar 31		Jun 30		Sep 30		Dec 31
2012	$						$
Sales		10,409		10,425		10,997		10,598
EBITDA (1)		1,156		734		1,659		1,266
Net earnings for the period -from continuing operations		556		2,805		822		872
Net earnings for the period		518		2,771		975		871
Earnings per share from continuing operations and
net earnings per share - basic and diluted		0.01		0.05		0.01		0.02
Weighted average common shares outstanding -		#		#		#
Basic ('000s)		58,317		58,197		58,037		58,037
Diluted ('000s)		58,343		58,197		58,039		58,039

2011	$		$		$		$
Sales		8,599		8,427		11,298		9,468
EBITDA (1)		1,088		412		1,790		919
Net (loss) earnings for the period -from continuing operations		(115)		(362)		1,208		(261)
Net (loss) earnings for the period		(187)		(285)		1,102		(219)
(Loss) earnings per share from continuing operations and
net (loss) earnings per share - basic and diluted		(0.00)		(0.00)		0.02		(0.00)
Weighted average common shares outstanding -		#		#		#		#
Basic ('000s)		57,082		58,364		58,351		58,317
Diluted ('000s)		57,082		58,364		58,380		58,317

Note
(1) Earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange and is a non-IFRS measure. EBITDA is reconciled to its nearest IFRS measure, net earnings for the period in Section 4.1 “Non-IFRS Measurements”.

Quarterly results from our four revenue generating business segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s products are installed before the winter season. Among our other two segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

We are working to reduce quarterly revenue fluctuations by cultivating revenue streams that are more stable in nature and distributed throughout the year. Our acquisition of Sinclair reflects this strategy, as Sinclair’s sales are generally more evenly distributed than those of our other segments, and tend to be strongest during periods when sales from our other segments are relatively weak. For the short-term, we have mitigated revenue instability in our Satellite Solutions segment through the addition of revenues from the FNESS contracts discussed in our annual 2011 MD&A, creating a revenue backlog which will help to reduce volatility in our financial results over the next several quarters.

During the second quarter of 2012, we recorded a deferred income tax recovery of $3.0 million as a result of the reorganization of our legal structure, resulting in net income of $2.8 million in Q2 2012.

4.6 Acquisition of Sinclair

On January 21, 2011, we acquired 100% of the outstanding shares of Sinclair Technologies Holdings Inc. (“Sinclair”), a private company based in Aurora, Ontario specializing in the manufacture of antenna and radio frequency conditioning products.

Norsat International Inc.	Management’s Discussion & Analysis

We believe the acquisition of Sinclair complements our core businesses and supports our goal of becoming a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. It is expected that Sinclair will help diversify our markets into the commercial space and into the municipal government level. In addition, we believe that combining forces with Sinclair may create opportunities to cross sell to our customer base, resell Sinclair’s products using our Microwave Products segment, potentially have target design antennas for our Maritime Solutions segments, and expose Sinclair’s products to our relationships in Europe and the military markets.

The identified assets, liabilities, and purchase price below are a result of management’s best estimates and assumptions after taking into account all relevant information available. We conducted studies and analysis of the acquired assets and liabilities to arrive at the final purchase price allocation below. The assessed fair value of the identifiable assets and liabilities of Sinclair as at January 21, 2011 are as follows:

Fair value recognized on acquisition
Assets
Cash and cash equivalents	$726
Short-term investments	30
Trade and other receivables	2,301
Inventories	4,845
Prepaid expenses and other	153
Property and equipment, net	598
Intangible assets, net	10,138
Deferred income tax assets	67
Total Assets	18,858

Liabilities
Trade and other payables	2,065
Deferred income tax liabilities	2,910
Taxes payable	741
Total Liabilities	5,716

Total identifiable net assets at fair value	$13,142

Goodwill on acquisition of Sinclair	5,360

Purchase consideration transferred	$18,502

Goodwill is primarily related to growth expectations, expected future profitability, the substantial skill and expertise of Sinclair’s workforce and expected cost synergies. Goodwill arising on the acquisition of Sinclair is not deductible for tax purposes.

We have collected substantially all of the trade and other receivables recognized on acquisition.

Purchase consideration

The fair value of the purchase consideration is summarized as follows:

('000s)
Cash	$15,962
Shares issued, at fair value	2,037
Promissory notes payable	503
Total purchase consideration	$18,502

Norsat International Inc.	Management’s Discussion & Analysis

We paid cash consideration of $16.0 million, financed from our cash and cash equivalents in the amount of $4.0 million, debt financing from our principal banker of $12.0 million, contingent consideration of 4,028,932 common shares issued from treasury with a fair value of $2.0 million and promissory notes with a total face value of $750,000 plus interest at 3% per annum with a fair value of $502,937. The issuance of the common shares and the payment of promissory notes are contingent upon Sinclair achieving certain financial metrics.

$1.0 million of the cash consideration is held in escrow and acts as a security for certain events should the Company be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors. The $1.0 million, less claimed amounts, if any, was releasable to the vendors on January 21, 2013. As at March 5, 2013, all funds have been released from escrow.

At December 31, 2011, the 4,028,932 common shares component of the purchase consideration was held in escrow. The common shares were to be released to the vendors, at rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31, 2011.  Based on Sinclair’s fiscal 2011 financial results, the Company released from escrow 100% of the common shares to the vendors during the second quarter of 2012.

We discounted the promissory notes using a discount rate of 20% for the duration of its maturity. The 4,028,932 common shares were discounted compared to the acquisition date’s listed stock exchange price using the Black-Scholes Option Pricing model. The assumptions used for the fair value discount of the common shares were as follows:

Risk-free interest rate	1.70%
Expected life	1.57 years
Vesting period	Immediately
Expected volatility	60.4%
Expected dividends	nil

The promissory notes were held in escrow and were to be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31, 2012.

On May 30, 2012 the vendors and the Company agreed to a reduction in the final contingent payment from the original face value of $750,000 to $725,000 for immediate release of the promissory notes from escrow. The timing of the payout remains unchanged: 50% of the principal plus interest to be paid on March 29, 2013 and the balance of the principal plus interest on June 28, 2013. As a result of the change in face value, during the second quarter we decreased the related accretion expense by $20,833 and accumulated interest accrued by $312 with a corresponding decrease in promissory note payable and accrued liabilities.

The value of the promissory notes as at December 31, 2012 was $0.7 million (Dec 31, 2011-$0.6 million).

We incurred transaction costs of approximately $0.8 million, of which $0.5 million and $0.3 million were incurred in 2011 and 2010 respectively in relation to the acquisition that were recognized in the Consolidated Statements of Earnings and Comprehensive Income.

4.7 Liquidity and Financial Condition

Liquidity

Our principal cash requirements are for working capital, capital expenditures and acquisition loan repayment.

Our balance sheet remains strong. As at December 31, 2012, we had $5.1 million in cash and cash equivalents, an increase of $0.9 million from $4.2 million as at December 31, 2011. Cash and cash equivalents increased by $0.6 million from the third quarter of 2012. To meet our working capital requirements and to provide additional short-term liquidity in each period, we may draw on our $4.7 million operating line of credit. As at December 31, 2012, there were no amounts drawn under our operating line of credit.

Norsat International Inc.	Management’s Discussion & Analysis

Cash generated from operating activities was approximately $0.6 million and $2.3 million, respectively, for the three months and year ended December 31, 2012, compared to $0.5 million and $2.3 million for the comparable periods in 2011.

For the three months and year ended December 31, 2012, $14,117 and $0.1 million of cash was used in investing activities, respectively, compared to approximately $0.1 million and $15.5 million during the same periods in 2011. Investing activities for the year ended December 31, 2011 were comprised of the $15.2 million of cash used to acquire Sinclair.

For the three months and year ended December 31, 2012, we used $77,210 and $1.4 million in financing activities, respectively, compared to approximately $0.6 million and $11.2 million cash over the comparable periods in 2011. In 2012, we purchased $0.1 million of treasury shares, which is equivalent to 279,800 common shares at a weighted average share price of $0.46. We also repaid $2.8 million of the acquisition loan and received $1.5 million in government funding in 2012. Financing activities in 2011 included $12.0 million in loan proceeds related to the Sinclair acquisition loan.

Our working capital requirements are mainly for materials, production, selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

Working capital1 as at December 31, 2012 was at $7.5 million, compared to $5.1 million at December 31, 2011. The current ratio2 as at December 31, 2012 was 1.5 times compared to 1.3 times as at December 31, 2011.

Trade and other receivables were $7.1 million as at December 31, 2012, down from $7.9 million as at December 31, 2011. Government funding receivables were $0.6 million as at December 31, 2012, lower by $0.7 million, compared to $1.3 million in 2011 as we utilized all of the remaining SADI funding in 2012. The balance of $0.1 million reflects the timing of collections of trade and other trade receivables.

Trade and other payables and accrued liabilities decreased to $5.8 million as of December 31, 2012 compared to $7.1 million in 2011. The $1.3 million reduction reflects improvement in cash flow that enabled us to reduce our payables with suppliers and differences in timing of payables and settlement.

Inventory as at December 31, 2012 was $9.0 million, compared to $10.2 million as at December 31, 2011, a decrease of $1.2 million. The reduction in inventory reflects our focused efforts to reduce inventory levels, as well as the impact of the $0.3 million increase to our provision for excess and slow-moving inventory.

As of December 31, 2012, shareholders’ equity increased to $24.2 million, from $18.7 million at December 31, 2011. This increase reflects $5.1 million in 2012 earnings, a $0.2 million increase in contributed surplus from stock-based compensation on options and restricted share units, and a $0.3 million increase in accumulated other comprehensive income due to foreign exchange movement, partially offset by $0.1 million of treasury shares for future settlement of restricted share units granted during the second quarter.

Going forward, we may deploy cash for any suitable investments consistent with our long-term strategy of entering new geographic markets, broadening our customer base, and expanding into new market verticals. In addition to utilizing some or all of our current cash resources, we may also raise additional capital from equity markets or utilize debt to complete investment and financing transactions that would accelerate our growth in the areas outlined above.
_______________________
1 Working Capital is calculated by subtracting current liabilities from current assets and is a non-IFRS measure. See Section 4.1 “Non-IFRS Measurements”.
2 Current ratio is defined as current assets divided by current liabilities and is a non-IFRS measure. See Section 4.1 “Non-IFRS Measurements”.

Norsat International Inc.	Management’s Discussion & Analysis

4.8 Capital Resources

Our objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard our ability to support normal operating requirements on an ongoing basis.

Our capital consists of the items included in the Consolidated Statements of Financial Position in the shareholders’ equity section, the promissory note and the operating line of credit (if drawn).  We manage our capital structure and makes changes based on economic conditions and the risk characteristics of our assets.  As at December 31, 2012 shareholder’s equity was $24.2 million (2011 - $18.7 million).

To manage our capital requirements, we have a planning and budgeting process that helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives.  We plan to continue to fund our short-term cash requirements through operations, and if required, we have an operating line of credit in place that can be drawn upon.

For the year ended December 31, 2012, there were no changes in our approach to capital management.

As at December 31, 2012, we had the following externally imposed capital requirements under our operating line of credit agreements and the acquisition loan agreement:

➢	Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

➢
Debt service coverage ratio cannot be less than 0.70:1.00 for the fiscal year ending December 31, 2012 and cannot to be less than 1.00 thereafter. Ratio is based on EBITDA less cash taxes and unfunded capital expenditures divided by aggregate principal and interest payments made during the relevant fiscal year – calculated annually beginning December 31, 2012,

➢	Funded debt to EBITDA, less unfunded capital expenditures (“Debt to EBITDA Ratio”) cannot exceed:
o	3.50:1.00 for the three months ending September 30, 2012
o	3.00:1.00 for the period ending December 31, 2012, and
o	2.50:1.00 thereafter – calculated quarterly, on a rolling 12 month basis

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization and is a non-IFRS measure. Unfunded capital expenditures are defined as capital expenditures which are not financed by external sources, such as being financed by our own cash and cash equivalents.  Funded debt includes only the acquisition loan.

As at December 31, 2012, we were in compliance with our bank covenants.

Our capital resources as at December 31, 2012 were in cash and cash equivalents. We plan to continue to fund cash requirements through operations. If required, we have credit facilities in place that can be drawn upon.

As of December 31, 2012, we had cash and cash equivalents of $5.1 million.

There are currently no major capital projects or divestitures in progress.

As at December 31, 2012, we were in compliance with our externally imposed covenants.

Credit Facilities

Operating Lines of Credit

On September 17, 2012, HSBC Bank of Canada (the “Bank”) amended the terms and conditions of our credit facilities. The covenants were amended and reflected under Capital Resources above. In addition, we received a new non-revolving demand loan as outlined below.

The following summarizes the credit facilities extended to us by HSBC Bank of Canada as at December 31, 2012:

Norsat International Inc.	Management’s Discussion & Analysis

We have a secured revolving operating line of credit with the Bank of Cdn$3.5 million or US$2.8 million (2011 - Cdn$3.5 million or US$2.8 million) subject to an interest rate at the Bank’s prime rate plus 1.35% per annum for amounts outstanding in Canadian dollars and/or the bank’s U.S. base rate plus 1.35% per annum for amounts outstanding in U.S. dollars. The operating line of credit is payable upon demand by the Bank. As at December 31, 2012 and 2011, we had no borrowings outstanding with respect to the operating line of credit.

On September 17, 2012, we secured a new non-revolving demand loan of US$1.0 million to assist in financing our working capital requirements. The demand loan is subject to an interest rate at the Bank’s US base rate plus an applicable spread and/or the Bank’s LIBOR rate plus an applicable spread. The applicable spread ranges from 1% to 4% depending on our funded debt to EBITDA ratio determined quarterly on a rolling 12-month basis based on our consolidated financial statements. As at December 31, 2012, we had no borrowings outstanding with respect to the non-revolving demand note.

We also have an additional revolving demand note with HSBC Bank USA in the principal amount of US$0.9 million (2011- US$0.95) subject to an interest rate of prime plus 1.5% per annum and payable upon demand. As at December 31, 2012 and 2011, we had no borrowing outstanding with respect to the revolving demand note.

Acquisition Loan

On December 22, 2010, we secured a non-revolving acquisition loan of Cdn$13.2 million or US$12.0 million with the Bank subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread for amounts outstanding in Canadian dollars and/or the Bank’s LIBOR rate plus an applicable spread for amounts outstanding in U.S. dollars. The applicable spread ranges from 1% to 4% depending on our funded debt to EBITDA ratio determined quarterly on a rolling 12-month basis based on our consolidated financial statements. A portion of the loan is repayable in Canadian dollars and the remaining loan is repayable in U.S. dollars.

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization and is a non-IFRS measure.

The acquisition loan is repayable in monthly principal repayments of 1/60th of the original principal balance, together with interest payments.

Under the original terms and conditions of the acquisition loan from the Bank, we are also required to repay an amount equal to the greater of (a) 5% of the original balance, and (b) 30% of our net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant financial year. Pursuant to this formula, we were required to pay the Bank $0.6 million related to the financial year ended December 31, 2011 no later than April 30, 2012.

On September 17, 2012, the Bank amended the terms and conditions of the acquisition loan by giving us the option to repay the calculated amount under option (b) over a 12-month consecutive period from the payment due date in monthly equal installments plus interest. Please refer to Section 4.8, “Capital Resources” for discussion of changes in covenants.

The acquisition loan is repayable in full within 48 months of the date of the initial advance, January 21, 2011. The loan is secured by all assets of our Company under a general security assignment.

For the year ended December 31, 2012, we made principal repayments totaling $2.8 million (2011-$2.2 million) against the acquisition loan. As at December 31, 2012, our combined weighted average interest rate was 4.29% (2011 – 4.15%).

We incurred costs of $0.1 million related to acquiring the loan. These costs were capitalized as part of the cost of the loan and are being amortized over the life of the loan. The unamortized balance of these capitalized costs as at December 31, 2012 was $56,554 (2011-$83,398).

We have externally imposed capital requirements under our acquisition loan agreement as explained under the Capital Resources section.

As at December 31, 2012, we were in compliance with our bank covenants.

Norsat International Inc.	Management’s Discussion & Analysis

Strategic Aerospace and Defense Initiative (“SADI”)

In 2008, we were awarded a Cdn$5.97 million repayable contribution by the Canadian Ministry of Industry’s SADI program. The SADI award provided external validation of the excellence of our research and development activities, while also supporting our continued investment in technological innovation.

For the three months and year ended December 31, 2012, we recorded $43,388 and $0.9 million, respectively, (three months and year ended December 31, 2011- $0.8million and $1.6 million) as a reduction to product development expense in the Consolidated Statements of Earnings and Comprehensive Income. Total cash received was $0.7 million and $1.6 million for the three months and year ended December 31, 2012 (three and nine months ended December 31, 2011- $nil million and $1.1 million). As at December 31, 2012, $0.6 million remains in trade and other receivables (December 31, 2011- $1.3 million) relating to the SADI program.

Repayment is contingent on performance benchmarks established at the end of our fiscal 2012 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2013. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year). As at December 31, 2012, we had not accrue any liability for repayment as the amount of repayment is contingent on 2013 financial results compared to those achieved in 2012. We will begin accruing repayment of SADI funding starting in the first quarter of 2013.

Digital Technology Adoption Pilot Program (“DTAPP”)

In February 2012, we entered into an agreement with the National Research Council Canada (“NRC”), as represented by its Industrial Research Assistance Program. Under this agreement, NRC agrees to reimburse us 80% of salary costs and 50% of contractor fees incurred between January 16, 2012 and March 31, 2015 related to eligible projects that adopt digital technology to improve productivity. The NRC has agreed to provide us with maximum funding of Cdn$99,993 for the first project covering the time period January 16, 2012 to March 31, 2012. Repayment of contributions received is not required.

For the year ended December 31, 2012, we recorded $83,653 (Cdn$83,489) relating to DTAPP as a reduction to expenses in the Consolidated Statements of Earnings and Comprehensive Income. During 2012, the Company received $84,466 (Cdn$83,489) and nil remains in trade and other receivables as at December 31, 2012. This project has been completed.

In July 2012, we entered into an agreement with the NRC relating to a separate project that adopts digital technology to improve productivity (“July DTAPP”). The NRC has agreed to reimburse us 80% of salary costs incurred between June 1, 2012 and February 28, 2013 relating to the project. The NRC has agreed to provide us with maximum funding of Cdn$99,999.

For the three months and year ended December 31, 2012, we recorded $25,330 and $58,914 as a reduction to expenses in the Consolidated Statements of Earnings and Comprehensive Income relating to the July 2012 DTAPP agreement. Total cash received was $12,522 and $32,131for the three months and year ended December 31, 2012. As at December 31, 2012, we had recorded $26,766 in receivables relating to this project for costs incurred.

In August 2012, we entered into an agreement with the NRC relating to a separate project that adopts digital technology to improve productivity (“August 2012 DTAPP”). The NRC has agreed to reimburse us 80% of salary costs and 75% contractor fees incurred between August 1, 2012 and March 15, 2013 relating to the project. Additionally, the NRC has agreed to provide us with maximum funding of Cdn$90,000. Effective February 1, 2013, the NRC extended the August DTAPP agreement from March 15, 2013 to September 30, 2013 with all other terms and conditions remaining unchanged.

Norsat International Inc.	Management’s Discussion & Analysis

For the three months and year ended December 31, 2012, we have recorded approximately $27,384 and $35,335, respectively, as a reduction to expenses in the Consolidated Statements of Earnings and Comprehensive Income relating to the August 2012 DTAPP agreement. Total cash received was $25,231 for the three months and year ended December 31, 2012. As at December 31, 2012, $9,896 remains in trade and other receivables relating to this project for costs incurred.

Research and Development, Patents and Licenses, etc.

For the three months and year ended December 31, 2012, we invested $0.8 million and $3.0, respectively, into product development compared to $0.6 million and 2.4 million in the comparable period in 2011, reflecting our commitment to ongoing product development activities.

4.9 Contractual Obligations and Contingencies

Our known contractual obligations at December 31, 2012, are quantified in the following table:

('000s)	2013	2014	2015	2016	2017 and after	Total
Acquisition loan	$3,000	$3,000	$953	$-	$-	$6,953
Promissory note p ay able	755	-	-	-	-	755
Inventory p urchase obligations	3,264	190	-	-	-	3,454
Op erating lease obligations	841	855	465	428	8	2,597
Total	$7,860	$4,045	$1,418	$428	$8	$13,759

Repayment of the acquisition loan assumes that we elect the option to repay the annual lump sum payment over a 12-month consecutive period from the payment due date (Section 4.8).

The promissory note includes accumulated interest payment of $30,248.

In the normal course of business, we enter into purchase commitments, including inventory purchase obligations as disclosed above.

We have operating lease commitments that extend to June 2017. During 2012, we renewed the office leases for our Aurora, Ontario premise until December 31, 2014, Lincoln, England premise until June 30, 2017 and Hamburg, New York premise until November 30, 2013.

In addition, we are required to make contingent repayment of SADI government contributions starting in the first quarter of 2013 using 2012 financial results as the benchmark. Repayment is contingent on 2013 financial results compared to those achieved in 2012. As at December 31, 2012, we had not accrued any liability for repayment as the amount cannot yet be determined.

Legal Proceedings

From time to time we may enter into legal proceedings relating to certain potential claims. It is impossible at this time for us to predict with any certainty the outcome of any such claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to our consolidated financial position. As at March 5, 2013, we are not aware of any legal proceedings outstanding by or against us which may have a significant effect on the Company’s financial position or profitability.

4.10 Issued Capital

Stock Option Plan

On May 9, 2012, our shareholders approved the adoption of a new stock option plan (the “New Stock Option Plan”) in order to modernize and incorporate the changes to the Toronto Stock Exchange (the “TSX”) policies and regulations. In addition, the New Stock Option Plan addresses recent amendments to applicable Canadian income tax regulations, whereby issuers are required to collect withholding taxes from optionees in connection with option exercises.

Norsat International Inc.	Management’s Discussion & Analysis

Under the New Stock Option Plan, any increase in the number of outstanding common shares of the Company will result in an increase in the number of common shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the plan will result in an additional grant being available under the plan. All validly outstanding options existing on May 9, 2012 will be counted for the purposes of calculating what may be issued under the New Stock Option Plan.

We have reserved 5,831,653 common shares under our incentive share option plan, all of which remain available. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the Board of Directors.

As at December 31, 2012, a total of 1,775,400 stock options were outstanding at exercise prices ranging from Cdn$0.48 to Cdn$1.51 per share. For the three months and year ended December 31, 2012, we charged $41,514 and $179,353 to operating expenses as share-based payments with a corresponding increase in contributed surplus (three months and year ended December 31, 2011– $48,114 and $114,237).

A total of 31,000 stock options were granted at an average exercise price of Cdn$0.51 and weighted average fair value of Cdn$0.21 during the three months ended December 31, 2012. A total of 177,000 options were granted at an average exercise price of Cdn$0.50 and weighed average fair value of Cdn$0.24 during the year ended December 31, 2012.

In 2012, a total of 60,000 options were granted to a member of senior management. No grants were issued for directors in 2012.

During 2012, we recalculated the forfeiture rate based on historical experience. As a result, we adjusted our forfeiture rate from 14% to 18% effective April 1, 2012. Stock-based compensation expense was adjusted prospectively.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of our share purchase options.

Restricted Share Unit Plan

On May 9, 2012, our shareholders approved the adoption of a Restricted Share Unit Plan (the “RSU Plan”) as part of a new long term incentive plan developed to attract and retain our employees. This RSU Plan is valid for ten years after the date of adoption.

On May 9, 2012 we granted 341,173 restricted share units (“RSUs”) to directors, officers and employees that fully vest after a 34-month period, with one-third of the grants vesting on May 9, 2013, one-third vesting on May 9, 2014 and one-third on March 9, 2015. Upon vesting the participants will receive one common share for each RSU share held. The only performance condition is the lapse of time and that the participant remains in our employ for the specified periods. The granting of RSUs is considered an equity-settled share-based payment transaction. The fair value of the grant was determined by multiplying our share price at grant date by the number of RSUs granted. The resulting fair value is then adjusted by an estimated forfeiture rate of 18% and then recognized over the vesting period. Since there are three vesting periods, the recognition of expenses is front loaded with most of the expenses recognized during the first year following the grant date. The measurement of the compensation expense is recorded as a charge to operating expenses over the vesting period of the award.

As at December 31, 2012, a total of 330,272 restricted share units were outstanding. For the three months and year ended December 31, 2012, we charged $18,635 and $50,211 to operating expenses as share-based payments with a corresponding increase in contributed surplus (three months and year ended December 31, 2011 – nil).

Norsat International Inc.	Management's Discussion & Analysis

5.0 Off Balance Sheet Arrangements

As at December 31, 2012 and March 5, 2013, we did not have any off balance sheet arrangements.

6.0 Transactions with Related Parties

Compensation of key management personnel including our President and Chief Executive Officer, Chief Financial Officer, General Manager and former President of a significant subsidiary are as follows:

('000s)	Three months ended December 31		Year ended December 31
	2012	2011	2012	2011
Short-term employee benefits	$576	$1,795	$2,115	$2,586
Share based payments	21	7	73	17
Total	$597	$1,802	$2,188	$2,603

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period related to key management personnel.

7.0 Proposed Transactions

As at December 31, 2012 and March 5, 2013, we had not committed to any asset or business acquisitions or dispositions.

8.0 Critical Accounting Estimates and Accounting Policies

Accounting Estimates

We have discussed the development and selection of our critical accounting estimates and policies with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the following disclosures.

Significant Management Judgement and Estimation Uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires our management to undertake a number of judgements, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto.  Actual amounts may ultimately differ from these estimates.

Significant Management Judgement

The following are significant management judgements in applying accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

Recognition of deferred tax assets

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of our future taxable income against which the deferred tax assets can be utilized. In addition, significant judgement is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

Recognition of service and contract revenues

Determining when to recognize revenues from after-sales services requires an understanding of the customer’s use of the related products, historical experience and knowledge of the market. Recognizing construction contract revenue also requires significant judgement in determining milestones, actual work performed and the estimated costs to complete the work.

Norsat International Inc.	Management's Discussion & Analysis

Recognition of Government contributions

We recognize Government contributions of eligible expenditures when there is reasonable assurance that we will comply with the conditions attached to the grant and the grant will be received. We estimate Government contributions based on labour costs and expenses incurred and our belief of what will ultimately be approved for payment by Government agencies.  Uncertainty relates to the acceptability of the contribution amounts claimed, actual timing and ultimate collectability that can vary from our estimation.

Estimation Uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

Selling prices of multi-element sales arrangements

Determining selling prices for multi-element arrangement follows a hierarchy of selling prices. If vendor-specific objective evidence and third-party evidence of selling price do not exist, then management’s best estimate of selling price for the deliverable is used. This requires significant judgement in determining the selling price based on an understanding of the customer’s use of the related product or service, historical experience and knowledge of the market.

Impairment of long-lived assets

In assessing impairment, management estimates the recoverable amount of each asset or cash generating units based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate. In 2012, we did not recognize any impairment losses of long-lived assets.

Useful lives of depreciable assets

We review our estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain software and equipment.

Inventories

We estimate the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

Business combinations

We use valuation techniques in determining fair values of the various elements of a business combination based on future expected cash flows and a discount rate. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Share-based payment - stock options

We measure the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them.

Norsat International Inc.	Management's Discussion & Analysis

Share-based payment - restricted share units

We measure the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units, we use the TSX share price at grant date as fair value of the restricted share units. The resulting fair value of the restricted share units is then adjusted for an estimated forfeiture amount. Determining the forfeiture rate is based on historical experience. Actual number of restricted share units that vest is likely to be different from estimation.

Provision for warranties

We provide for warranty expenses by analyzing historical failure rates, warranty claims, current sales levels and current information available about returns based on warranty periods.  Uncertainty relates to the timing and amount of actual warranty claims that can vary from our estimation.

Allowance account for credit losses

We provide for bad debt by analyzing the historical default experience and current information available about customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectivity of customer balances that can vary.

Accounting Policies

The following critical accounting policies reflect our more significant policies used in preparing our consolidated financial statements:

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the consideration transferred, measured at the acquisition date at fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the appropriate share of the acquiree’s identifiable net assets. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date. Acquisition costs are expensed in the period that they are incurred.

Goodwill is initially measured at cost being the excess of the consideration transferred over the net identifiable assets acquired and liabilities assumed. If the consideration transferred is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the Consolidated Statements of Earnings and Comprehensive Income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Foreign Currency Translation

Functional and presentation currency

Our consolidated financial statements are presented in United States dollars, which is also our Company’s functional currency.

Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective currency of the entity or division, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items denominated in foreign currency at period-end exchange rates are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Norsat International Inc.	Management's Discussion & Analysis

Non-monetary items that are not re-translated at period end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates as at the date when fair value was determined.

Foreign operations

In our financial statements, all assets, liabilities and transactions of our foreign operations with a functional currency other than US dollars are translated into US dollars upon consolidation.

Each of our foreign operations determine their own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency and presented in US dollars.

The functional currency of our foreign operations has remained unchanged during the reporting period.

On consolidation, assets and liabilities have been translated into US dollars at the closing rate at the reporting date. Goodwill and intangible assets arising from acquisition of a foreign operation have been treated as assets and liabilities of the foreign operation and translated into US dollars at the closing rate. Income and expenses have been translated into US dollar at the average rate over the reporting period. Exchange differences are charged/ credited to other comprehensive income and recognized in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to profit or loss and are recognized as part of the gain or loss on disposal.

Share-Based Payments

Stock Options

We grant stock options to buy common shares of the Company to directors, senior officers, employees and service providers pursuant to an incentive share option plan. The Board of Directors grants such options for periods of up to 5 years, with vesting periods determined at its sole discretion and at prices equal to the closing market price on the day the options were granted.

Under this method, we recognize compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. Measurement inputs include the price of the common shares on the grant date, exercise price of the option, expected volatility of our common shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior) and the risk-free interest rate. The fair value of the options is amortized over the vesting period and is included in operating expenses with a corresponding increase in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of share options expected to eventually vest. When options are exercised, the proceeds are credited to issued capital.

Restricted Share Units

We grant restricted share units (“RSUs”) to directors, senior officers and employees pursuant to an incentive restricted share unit plan. The RSU plan gives the eligible persons the right to receive, at the discretion of the Board, common shares, which are not to be issued from treasury, without any monetary consideration payable to us. The vesting of the RSUs is subject to time-based vesting terms, condition and restrictions as determined by the Board in its sole discretion.  Each RSU is convertible into one common share.

We recognize compensation expenses for RSUs awarded based on the fair value of the common shares at the grant date. The fair value, which is determined by multiplying our share price by the number of RSUs granted, is amortized over the vesting period and is included in operating expenses with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of RSUs expected to eventually vest.

Norsat International Inc.	Management's Discussion & Analysis

Shares issued under Employee Share Ownership Plan (“ESOP”)

We issue common shares in connection with an ESOP offering under the Employee Investment Act (British Columbia) to directors, senior officers and employees. The shares are issued at a discount from share market price as approved by the Toronto Stock Exchange. We recognize compensation expense for the difference between issue price and market price.

Treasury Shares

When we reacquire our own shares, the amount of the consideration paid is recognized as a deduction from shareholders’ equity. No gains or losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income on the purchase, sale, issue or cancellation of the Company’s own shares. Repurchased shares are classified as treasury shares and are presented as a deduction from total shareholders’ equity. We have granted restricted share units as part of our long term incentive plan. We shall purchase common shares in the open market to satisfy the delivery of these share units. Treasury shares are recorded at the cost of the shares acquired in the open market. When treasury shares are sold or released subsequently, the amount received is recognized as an increase in treasury shares, and the resulting surplus or deficit on the transaction is transferred to/from retained earnings.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid interest bearing term deposits that are readily convertible to known amounts of cash with terms to maturity of up to three months. The cash and cash equivalents act as our primary source of cash and fluctuate directly as a result of our cash flows from operating, investing and financing activities.

Allowance Account for Credit Losses

All of our trade and other receivables have been reviewed for indicators of impairment. We maintain an allowance account for credit losses for estimated losses that may arise if any of our customers are unable to make required payments. We provide for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on our historical default experience and is reviewed periodically to ensure consistency with default experience. In addition, periodically throughout the fiscal year, we specifically analyze the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of our trade and other receivables balance. The allowance set aside is then adjusted to align with the specific analysis performed.

Inventories

Parts and supplies inventory is stated at the lower of weighted average cost and net realizable value.  Finished goods and work in process inventories include parts and supplies, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions. When there is a significant change in economic circumstances, inventory that had been previously written down below cost may be written back up provided the reversal does not exceed the original write-down.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at each financial year end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Norsat International Inc.	Management's Discussion & Analysis

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at cash generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statements of Earnings and Comprehensive Income when the asset is derecognized.

We record amortization of intangible assets on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period

Software	1 to 3 years
Customer relationships	5 to 12 years
Product designs	20 years
Brand	Indefinite
Other	1.5 to 15 years

Brand is developed through years of advertising, promotional campaign and customer satisfaction. It contains beneficial elements to the Company that have been created over time and continue to create value for us. Hence, brand which reflects consumer awareness and recognition is considered indefinite in nature.

For the purpose of annual impairment testing, brand is allocated to Sinclair Technologies - the  operating segment expected to benefit from the synergies of the business combination in which the brand arises.

Impairment of Long-Lived Assets

At each reporting date, we assess whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount.

The recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

An impairment loss is reversed if there is an indication that an impairment loss recognized in prior periods may no longer exist. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized previously. Such reversal is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill is tested for impairment annually or when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount an impairment loss is recognized to the extent the carrying amount exceeds the recoverable amount. Impairment losses relating to goodwill are not reversed in future periods.

Norsat International Inc.	Management's Discussion & Analysis

Intangible assets with indefinite lives are tested for impairment annually either individually or at the cash generating unit level, as appropriate, or when circumstances indicate that the carrying value may be impaired.

Goodwill

Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. See Section 4.6 for information on how goodwill is initially determined. Goodwill is carried at cost less accumulated impairment losses.

Deferred Revenue

Revenue that has been paid for by customers but will qualify for recognition within the next year under our policies is reflected in current liabilities as deferred revenue (revenue that can be recognized in one year or less).  Included in deferred revenue are amounts related to installation, training, extended warranty, airtime and post contract support associated with the sale of our products.

Revenue Recognition

Our revenues consist of sales of hardware, software, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services. Multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

➢	the delivered item(s) has standalone value and
➢	when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in our control.

For those contracts where the services are not essential to the functionality of any other element of transaction, we determine selling price for these services based on a hierarchy of selling prices:

➢	Vendor-specific objective evidence (“VSOE”) of selling price,
➢	If VSOE does not exist then third-party evidence of selling price (“TPE”) is used, or
➢	If neither VSOE nor TPE exist, then management’s best estimate of selling price for the deliverable is used.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, we are required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by us and (2) there is no general right of return on products and the delivery or performance of the undelivered item is probable and substantially in our control. In establishing selling price for hardware, we rely on third-party evidence based on stand-alone sales of largely interchangeable products. Our hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE of selling price would not be possible.

We recognize revenue from the sale of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer; so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

Our multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. We use VSOE to determine selling price of the undelivered PCS elements based on fair value labour rates and consistent renewal rates.

Norsat International Inc.	Management's Discussion & Analysis

Our multiple-element sales arrangements include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

PCS revenue associated with hardware is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by us and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in our control.

Extended warranty of one-to-three years can be purchased separately by customers. Revenue on extended warranty is deferred and recognized in income on a straight-line basis over the contracted period. Extended warranty revenue is recognized after our one-year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. Selling price on these items is determined by reference to third-party evidence of comparable services. Installation, training and consulting services are separate units of accounting because (1) the delivered item has standalone value to customers as it is sold separately by us and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in our control.

Revenue that has been received but does not yet qualify for recognition under our policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because our agreements with customers and resellers do not contain product return rights.

Construction Contracts

We also earn revenue from fixed-price construction contracts.  These contracts specifically negotiated for the construction of a combination of products and services are awarded at agreed prices. Revenue from fixed-price contracts is recognized under the percentage-of-completion method. Under this method, contract revenue is matched with the contract costs incurred in reaching the stage of completion, resulting in the reporting of revenue, expenses and profit which can be attributed to the proportion of work completed. Contract revenue is recognized as revenue in profit or loss in the accounting periods in which the work is performed. Contract costs are usually recognized as an expense in the Consolidated Statement of Earnings and Comprehensive Income in the accounting periods in which the work to which they relate is performed. However, any expected excess of total contract costs over total contract revenue for the contract is recognized as an expense immediately.

If circumstances arise that change the original estimates of revenues, costs or extent of progress toward completion, estimates are revised. These revisions may result in increases or decreases in estimated revenues or costs and are reflected in the Consolidated Statement of Earnings and Comprehensive Income in the period in which the circumstances that give rise to the revision become known by management. Provisions for estimated losses, if any, are recognized in the year or period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract. Contract work-in-progress revenue is recorded to the extent that revenue has been recognized, but not yet billed to the customer.

Research and Development Costs

Research costs are expensed as incurred.  Development costs are deferred if the product or process and its market or usefulness is clearly defined, the product or process has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process.  If these criteria are not met, the development costs are expensed as incurred.

Norsat International Inc.	Management's Discussion & Analysis

Government Contributions

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding relate. We amortize the cost of the related property and equipment over its useful life according to our accounting policy relating to property and equipment. We recognize government grants only when there is reasonable assurance that we will comply with the conditions attached to the grant and the grant will be received. We present the grant as a deduction of the carrying amount of the asset the grant relates to in the Consolidated Statements of Financial Position. The grant is recognized in the Consolidated Statements of Earnings and Comprehensive Income over the life of the depreciable assets as a reduced depreciation expense.

Income Taxes

Income tax expense consists of current and deferred income tax expense. Income tax expense is recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income taxes are recorded using the statement of financial position liability method. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that we do not consider it probable that a future tax asset will be recovered, we provide a valuation allowance against the excess.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and when we intend to settle our current tax assets and liabilities on a net basis.

We account for income tax credits in accordance with IAS 12 Income taxes.

Profit or Loss from Discontinued Operations

A discontinued operation is a component of the Company that either has been disposed or, or is classified as held for sale, and:

➢	represents a separate major line of business or geographical area of operations
➢	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or
➢	is a subsidiary acquired exclusively with a view to resale.

Profit or loss from discontinued operations, including prior year components of profit or loss, is presented in a single amount in the Consolidated Statements of Earnings and Comprehensive Income. This amount, which comprises the post-tax profit or loss of discontinued operations and the post-tax gain or loss resulting from the measurement and disposal of assets classified as held for sale, is further analyzed in Section 11.0 “Discontinued Operations”.

The disclosure for the discontinued operations in the prior year relate to all operations that have been discontinued by the end of the reporting period for the latest period presented.

Norsat International Inc.	Management's Discussion & Analysis

Net Earnings Per share

Basic net earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the period.

Diluted net earnings per share is computed similar to basic net earnings per shares, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants at the beginning of the reporting period, if dilutive. The number of additional shares is calculated assuming that outstanding stock options and warrants were exercised and the proceeds from such exercises were used to repurchase common shares at the average market price during the reporting period. Stock options and warrants are dilutive when the market price of the common shares at the end of the period exceeds the exercise price of the options and warrants and when we generate net earnings.

Provisions and Contingent Liabilities

Provisions for product warranties, legal claims, onerous contracts or other claims are recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Timing or amount of the outflow may still be uncertain. The expense relating to any provision is presented in the Consolidated Statements of Earnings and Comprehensive Income, net of any reimbursement.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbably or remote, no liability is recognized.

Changes in Accounting Policies and Future Accounting Pronouncements

In 2012, we early adopted the Annual Improvements to IFRSs 2009-2011 Cycle of IAS 1 Presentation of Financial Statements. The amendments to IAS 1 clarifies the requirements for comparative information when entities apply accounting policies retrospectively, makes a retrospective restatement of items in the financial statements, or when items are reclassified in our financial statements. By early adopting the standard, we determined that we are not required to present a third statement of financial position for items that have been reclassified retrospectively. The amendments are effective for annual periods beginning on or after January 1, 2013, but can be applied earlier.

The following new accounting pronouncements have been issued but are not effective and may have an impact on our business:

Effective for annual periods beginning on or after January 1, 2013:

The International Accounting Standards Board (IASB) has issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities). The amendments clarify the transition guidance in IFRS 10 Consolidated Financial Statements. The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, 11 and 12.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 Consolidated Financial Statements replaces SIC-12 Consolidation-Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. Based on current facts and circumstances, we do not expect to be materially affected by the application of this standard.

Norsat International Inc.	Management's Discussion & Analysis

IFRS 11 Joint Arrangements provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities-Non-monetary Contributions by Venturers. Based on current facts and circumstances, we do not have any joint arrangements as defined by IFRS 11, and hence, do not expect to be affected by the application of this standard.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The effective date is annual periods beginning on or after January 1, 2013. Based on current facts and circumstances, we do not expect to be materially affected by the application of this standard.
IFRS 13 Fair Value Measurements explains how to measure fair value by providing a clear definition and introducing a single set of guidance for (almost) all fair value measurements. It clarifies how to measure fair value when a market becomes less active and improves transparency through additional disclosures. The effective date is annual periods beginning on or after January 1, 2013. Based on current facts and circumstances, we do not expect to be materially affected by the application of this standard.

Effective for annual periods beginning on or after January 1, 2015:

IFRS 9 Financial Instruments will replace IAS 39 Financial Instruments: Recognition and Measurement, and is currently being developed in stages by the IASB. The IASB has decided to delay implementation until periods beginning on or after January 1, 2015, with early application permitted. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 has also been amended not to require the restatement of comparative period financial statements for the initial application of the classification and measuring requirements of IFRS 9, but instead requires modified disclosures on transition to IFRS 9. We have not early adopted this standard and we are currently assessing the impact that this standard will have on our consolidated financial statements.

9.0 Financial Instruments and Risk Exposures

Fair value measurement

Our financial assets include cash and cash equivalents, short-term investments, and trade and other receivables.  Our financial liabilities include trade and other accounts payable, accrued liabilities, acquisition loan, and promissory note payable.

We have classified our cash and cash equivalents, short-term investments, and trade and other receivables, as loans and receivables, measured at amortized cost using the effective interest rate method. Trade and other payables, accrued liabilities, acquisition loan, and promissory note payable are classified as other financial liabilities, measured at amortized cost using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability.

The carrying value of our financial assets and liabilities is considered to be a reasonable approximation of fair value due to their immediate or short term maturity, or their ability for liquidation at comparable amounts.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from our receivables from customers.

Norsat International Inc.	Management's Discussion & Analysis

Our exposure to credit risk is dependent upon the characteristics of each customer. Each customer is assessed for credit worthiness, using third party credit scores and through direct monitoring of their financial well-being on a continual basis.  In some cases, where customers fail to meet our credit worthiness benchmark, we may choose to transact with the customer on a prepayment basis.

We do not have credit insurance or other financial instruments to mitigate our credit risk as management has determined that the exposure is minimal due to the composition of our customer base.

We regularly review the collectability of our trade and other receivables and establish an allowance account for credit losses based on our best estimate of any potentially uncollectible accounts. As at December 31, 2012, the balance of the allowance account for credit losses was $71,744 (2011-$65,553).

Pursuant to their respective terms, net trade and other receivables was aged as follows as at December 31, 2012 and 2011:

('000s)	As at December 31
	2011	2011
0-30 days	$3,854	$4,178
31-60 days	1,803	1,689
61-90 days	1,176	1,004
Greater than 90 days	260	1,065
Total trade and other receivables	$7,093	$7,936

There is a possibility of increased customer credit risk due to the ongoing financial global recessionary trends. As at December 31, 2012, our trade accounts receivable are made up of approximately 15% (2011– 25%) government trade receivables and the balance of the outstanding trade accounts receivable are spread over a large number of customers.

In 2011, we recognized $300,985 in contract work-in progress relating to construction type revenue recognized but not yet billed to the customer. During the second quarter of 2012, we gained final acceptance from the customer and recognized the revenue in full.

We may also have credit risk relating to cash and cash equivalents, which we manage by dealing with large banks and investing in highly liquid investments. Our objective is to minimize our exposure to credit risk in order to prevent losses on financial assets by placing our investments in highly liquid investments such as guaranteed investment funds. Our cash and cash equivalents carrying value as at December 31, 2012 totaled $5.1 million (2011- $4.2 million), and trade and other receivables of $7.1 million (2011- $7.9 million), representing the maximum exposure to credit risk of these financial assets.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due.

We have a planning and budgeting process which helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives.

To manage this risk, we maintain an operating line of credit which provides access to funds in Canadian and or United States dollars to meet short-term financing obligations.

Norsat International Inc.	Management's Discussion & Analysis

As at December 31, 2012, we had cash and cash equivalents of $5.1 million and trade and other receivables of $7.1 million for a total of $12.1 million. The liquidity and maturity timing of these assets are adequate for the settlement of the short-term financial obligations:

2013
Acquisition loan	$3,000
Promissory note payable	755
Accrued liabilities	3,483
Trade and other payables	2,341
Provisions	386
Taxes payable	175
Total	$10,140

Although the acquisition loan is due on demand, we do not believe that the demand feature will be exercised. Assuming payment of the acquisition loan is not demanded, scheduled repayment on the acquisition loan over the next five years is shown under Section 4.9 “Contractual Obligations and Contingencies”.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

We are exposed to currency risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar. We hold cash and have liabilities (primarily trade and other payables, accrued liabilities, acquisition loan and provisions) in currencies other than the United States dollar, primarily the Canadian dollar. In addition, we also have Canadian dollar-denominated trade and other receivables that are subject to currency risk.

We manage currency risk by holding cash in foreign currencies to support forecasted foreign currency denominated liabilities and do not use derivative instruments to reduce our exposure to foreign currency risk.

A 1% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $180,000 (2011-177,000, 2010 - $90,000).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our acquisition loan subject to floating interest rates. We do not enter into any interest rate swaps to mitigate interest rate risk.

10.0 Outstanding Share Data

We have 100,000,000 shares of Common Stock authorized, of which 58,316,532, were outstanding at December 31, 2012 and at March 5, 2013.

As at March 5, 2013, we had 1,775,400 options outstanding to acquire common shares at exercise prices ranging from Cdn$0.48 to Cdn$1.51 per share.

11.0 Discontinued Operations

On July 17, 2012, we sold Norsat Italia S.r.l., a wholly owned subsidiary of the Company for cash consideration of Euro 70,000 ($85,764). Norsat Italia S.r.l operated our vessel monitoring unit which formed part of our Maritime segment. The unit was not considered a discontinued operation or classified as held for sale at June 30, 2012 or December 31, 2011. We were committed to a plan to sell the unit following June 30, 2012. The Consolidated Statements of Earnings and Comprehensive Income have been re-presented to show the discontinued operation separately from continued operations.

Norsat International Inc.	Management's Discussion & Analysis

	Year Ended December 31
	2012	2011	2010
Results of discontinued operation
Revenue	$278	$564	$415
Expenses	291	624	519
Results from operating activities	(13)	(60)	(104)

Gain on sale of discontinued operation	94	-	-
Net earnings (loss) for the period - from discontinued operations	$81	$(60)	$(104)

Net earnings (loss) per share - basic	0.00	(0.00)	(0.00)
Net earnings (loss) per share - diluted	0.00	(0.00)	(0.00)

Weighted average number of shares outstanding
Basic	58,183	58,046	53,567
Diluted	58,185	58,165	53,651

Cash flows provided by (used in) discontinued operation
Net cash provided by (used in) operating activities	84	31	(66)
Net cash provided by investing activities Net cash provided by financing activites	25	-	-
Net cash flows for the period	$109	$31	$(66)

12.0 Risks and Uncertainties

Investors should carefully consider the risks and uncertainties described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment. The items of the following list of risk factors are in no particular order or priority to the Company.

12.1 Risks Associated with Financial Results

Our inability to generate sufficient cash flows from our operations may affect our ability to continue as a going concern. Our consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon us having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should we fail to generate sufficient cash flows from operations, we will require additional financing to remain a going concern.  At December 31, 2012, we had accumulated a deficit of $19,779,153. Although we generated net profit from our continued operations throughout 2012, in the third quarter of 2011 and from the fourth quarter of 2006 through to the fourth quarter of 2010, we have also reported losses in the first, second and fourth quarters of 2011. This past performance cannot be used as an indication of our future performance.

Norsat International Inc.	Management's Discussion & Analysis

Our inability to accurately forecast our results from quarter-to-quarter may affect our cash resources and result in wide fluctuations in the market price of our stock. Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of our control, our quarterly revenues and operating results are difficult to forecast. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. We also believe that period-to-period comparisons of our operating results may not be meaningful and one should not rely on any such comparisons as an indication of our future performance.

12.2 Risks Associated with Business and Operations

Our exposure to business and operation risks includes but is not limited to the following:

We recognize the threats posed by operating in an uncertain global economic environment. The uncertain global economy and financial markets continue to limit overall visibility to end markets. This uncertainty may continue to impact our industry, resulting in lower demand for some of the products we manufacture and limiting end-market visibility for our customers.  This environment can pose significant risk to our business by impacting demand for our customers’ products, the financial condition of our customers or suppliers, as well as the level of customer consolidations. A deterioration in economic environment may accelerate the effect of the various risk factors described in this MD&A, as well as result in other unforeseen events that will impact our business and financial condition.

To succeed, we must be able to control spending and prudently allocate financial resources to optimize value. To drive sales, our products must meet the needs of existing and potential customers and be competitively priced; additional judgement will need to be exercised if the granting of credit to customers is required to close the transaction. In view of the current difficulty, both in obtaining credit and accessing the capital markets, stewardship of cash continues to be critical to our success.

We cannot be sure we will be able to identify emerging technology and market trends, enhance our existing technologies or develop new technologies in order to effectively compete in the communications industry. The communications industry is characterized by rapid technological changes, short technology and product life cycles, pressure to provide improved solutions at increasingly lower prices and frequent introduction of new technologies and products. To succeed, we must be able to identify emerging trends and enhance our existing technologies and develop new technologies and products to meet market requirements. To drive sales, our products must meet the needs of existing and potential customers and be competitively priced. Additionally, there must be sufficient interest in and demand for our products. If we do not develop these new technologies and products in a timely and cost effective manner, or if others develop new technologies ahead of us, we may not achieve profitability in the communications industry and may not be able to participate in selling these new technologies or products. While we are able to continue to develop products with funding contributions from the Canadian Federal Government through the SADI program; without the SADI program contribution, our Company’s product development costs would not be sustainable, thereby jeopardizing our ability to maintain product innovation and leadership. Our current SADI program ended December 31, 2012. We are in the process of applying for a new SADI program, however, we cannot be certain that an agreement will be signed.

We have customer concentration in our business.  A significant portion of our revenues have been recognized from a limited number of customers. A decline in revenue from the customers on which we are dependent or the loss of a large customer could have a material effect on our financial condition and operating results.

During 2012, one customer of our Sinclair Technologies division represented 11% of our total revenue (2011 and 2010 – no customer above 10%).

While we have been diversifying our customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector. We expect that a majority of the Satellite Systems revenues will continue to be dependent on sales to a small number of customers. We also expect that customers will vary from period-to-period as existing customers are under no obligation to continue buying from Norsat.

Norsat International Inc.	Management's Discussion & Analysis

We cannot be sure that we will be able to compete effectively with our current competitors. Our markets are intensely competitive. Some competitors have technologies and products that may be more advantageous and compete directly with us. Some of these competitors are large, established companies which have significantly greater resources than we do.

Aggressive pricing is a common business dynamic in our markets. Some of our competitors have greater scale as well as a broader service offering than we have. Some of our current or potential competitors may also increase or shift their presence in new lower-cost regions to try to offset the continuous competitive pressure and increasing labor costs, may develop or acquire services comparable or superior to those we develop, combine or merge to form larger competitors, or adapt more quickly than we may to new technologies, evolving industry trends and changing customer requirements.

Our ability to compete effectively will depend on our ability to increase sales, attract new customers in a timely and cost effective manner, and sell our products at competitive prices. We are dependent on others for the supply and manufacture of components and products we sell.  We have outsourced substantially all of the manufacturing of the microwave products we sell. We also rely on our suppliers to provide components for the production of other products. If either the manufacturers or suppliers cannot deliver products to us on time, our revenues and profits will be adversely affected.

We have limited intellectual property protection. Our success and ability to compete are dependent, in part, upon our proprietary technology, brand and reputation in the marketplace, and customer relationships. While we currently holds four patents (US Patents# 6931245; 7218289; 8200150; 8125400;) and have applied for patent protection on certain other parts of our technology, we rely primarily on trade secrets and do not have adequate trademark and patent protection on all of our technology. We enter into confidentiality and non-compete agreements with our employees and limit the access to and distribution of the product design documentation and other proprietary information.  However, we cannot be sure that these efforts will deter misappropriation or prevent an unauthorized third party, including former associates and former employees, from obtaining or using information, which we deem to be proprietary. Although we believe that our technology does not currently infringe upon patents or trademarks held by others, we cannot be sure that such infringements do not exist or will not exist in the future, particularly as the number of products and competitors in our industry segment grows.

If we experience rapid growth and do not manage it effectively, profitability may be affected. If our technologies and products achieve widespread acceptance, we may experience rapid growth. This growth may require us to hire more employees, recruit additional management, improve our financial control systems, and expand and manage our technical, sales and support service operations. We would need increased revenues and additional funding to operate these increased activities. If we do not manage growth effectively, our profitability may be impacted.

We depend on key employees and we cannot be sure that we will be able to keep these employees or hire and train replacements. Our success depends on the skills, experience and performance of our senior management and other key personnel. While we offer competitive compensation packages and stock options to attract key employees, we do not carry key person insurance on these employees. Highly skilled technical employees and management in the communications industry are in demand and the market for such persons is highly competitive. We cannot be sure that we will be able to retain these employees or hire replacements. If we do not successfully retain the key personnel or hire and train replacements, we will be unable to develop the new products and technologies necessary to compete in our markets or to effectively manage our business.

We intend to expand our international operations, and thus faces a number of risks including tariffs, export controls and other trade barriers; political and economic instability in foreign markets; and fluctuations in foreign currencies. These external risks may not be under our control. Additional human and financial resources may be required for this expansion which we may not be able to attract or afford.  Failure to expand internationally may impact our Company’s prospects for revenue growth and profitability.

We may encounter difficulties completing or integrating our acquisitions which could adversely affect our operating results. We expect to expand our presence in new end-markets or expand our capabilities, some of which may occur through acquisitions. These transactions may involve acquisitions of entire companies and/or acquisitions of selected assets of companies. Potential difficulties related to our acquisitions include:

Norsat International Inc.	Management's Discussion & Analysis

➢	integrating acquired operations, systems and businesses;
➢	retaining customer, supplier, employee or other business relationships of acquired operations;
➢	addressing unforeseen liabilities of acquired businesses;
➢	limited experience with new technologies; and
➢	not achieving anticipated business volumes.

Any of these factors could prevent us from realizing the anticipated benefits of an acquisition, including additional revenue, operational synergies and economies of scale. Our failure to realize the anticipated benefits of acquisitions could adversely affect our business and operating results. Our acquisition of Sinclair Technologies Holdings Inc. in 2011 has resulted in the recording of a significant amount of goodwill and intangible assets at the time of acquisition. Our failure to support the carrying value of goodwill and intangible assets in periods subsequent to the acquisitions could require write-downs that adversely affect our operating results.

We sell products which may, in certain instances, be subject to export and/or re-export restrictions. The export laws of the governments of Canada and United States apply to products that we sell. The United States Department of Commerce, through its Export Administration Regulations, and the Government of Canada, through its Export Controls Division, regulate exports and re-exports of "dual-use" items, i.e., goods, software and technologies with commercial and proliferation/ military applications. In ascertaining whether such items may be subject to export control restrictions, we are sometimes forced to rely on information in the specifications of certain components from the manufacturers and vendors. Should this information later prove to be incorrect, we may be subjected to penalties and fines. We may also be subjected to penalties and fines should there be a breach in the processes.

We buy components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions.  Failure to fulfill any or all of these may negatively impact liquidity should we be forced to take ownership of any un-purchased units. It may also affect our ability to continue supplying products as originally specified and thus affect obligations to fulfill orders.

We may be subject to product liability claims, which are not fully covered by insurance. The manufacture, sale and marketing of our products expose us to the risk of product liability claims. Given the complex nature of our products, the products may contain undetected errors or performance problems may arise. Although our products undergo testing prior to release into the market, it is possible that such products may yet still contain errors and performance problems, which are discovered only after commercial introduction. If these defects and errors are discovered after shipment, they could result in a loss of sales revenues, delay in market acceptance, product returns, warranty claims and the loss of a potential market. In addition, components and other products manufactured and distributed by others, which are incorporated into our products, may also contain such defects and errors, which could substantially reduce the performance of the products. We are also at risk of exposure to potential product liability claims from distributors and end-users for damages resulting from defects in products that we distribute. Although product defects have not been a significant factor, we maintain comprehensive general liability insurance which provides limited coverage against claims originating in product failure. We cannot be sure that this insurance will be adequate to cover all claims brought against us or that this insurance will continue to be available to us on acceptable terms. If these claims are not fully covered by our product liability insurance, they could severely and negatively impact the business liability insurance coverage and the available cash resources. A product liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defence costs, thereby increasing the expenses, lowering the earnings and, depending on revenues, potentially resulting in additional losses.

Our operations may be disrupted by natural disasters and extreme weather conditions.  Our headquarters are located in the Greater Vancouver region which has, in recent times, been subjected to high winds and extreme weather conditions. While we have managed to continue operating through some of these conditions, employee productivity during these periods is negatively impacted.

Long sales and implementation cycles for our products may adversely affect our operating results. Our customers generally devote substantial time, money and other resources to their purchasing decisions. Typically, the larger the potential sale, the more time, money and other resources will be invested. As a result, it may take many months or a few years after the first contact with a customer before a sale may actually be completed. We may invest significant sales and other resources in a potential customer that may not generate revenue for a substantial period of time, if at all. Long sales and implementation cycles may affect the size or timing of the order or even cause it to be cancelled. For example, purchasing decisions may be postponed, or large purchases reduced, during periods of economic uncertainty; we or our competitors may announce or introduce new products; or the customer’s own budget and purchasing needs may change. In addition, long sales and implementation cycles may impact the margins we earn on our products. It may cost us more to produce our products by the time the purchasing decision is made due to increased supply costs or currency fluctuations. If these events were to occur, sales of our products may be cancelled or delayed, which would reduce its revenue.

Norsat International Inc.	Management's Discussion & Analysis

Mergers or other strategic transactions by competitors could weaken our competitive position or reduce our revenue. If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen co-operative relationships with existing or prospective clients, thereby limiting our ability to promote our products and services. Disruptions in our business caused by these events could reduce ours competitiveness and ultimately our revenue.

If our suppliers do not supply us with a sufficient amount and quality of components at acceptable prices, and in a timely manner, our ability to manufacture our products would be harmed and the business would suffer. We rely on third-party suppliers to provide components and product subassemblies. A supplier’s failure to supply components or product subassemblies in a timely manner, or failure to supply components or product subassemblies that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources of these components or product subassemblies in a timely manner or on terms acceptable to us, could adversely affect our ability to manufacture or source products. We may experience delays in the manufacture or sourcing of products and our business and financial results would suffer if we fail to identify alternate suppliers, or if our supply is interrupted or reduced or if there is a significant increase in cost.

Our level of indebtedness and failure to comply with its indebtedness arrangements may adversely affect our business and operations. We rely on the availability of indebtedness arrangements with our lenders.  The arrangements contain numerous restrictive covenants that limit our discretion with respect to certain business matters. These covenants place significant restrictions on our ability to pledge or create liens or other encumbrances on our assets. These financial covenants require that we meet certain financial ratios and financial condition tests.  If the lender was to demand or cancel these facilities, there can be no assurance that our assets would be sufficient to repay in full the indebtedness.  It is possible that we will not have sufficient funds at the time to fund our operations. In addition, there can be no assurance that future borrowings or equity financing will be available to us or available on acceptable terms, in an amount sufficient to meet our repayment obligations. In the event that the lending arrangements cannot be refinanced, or if they can only be refinanced on terms that are less favourable than the current terms, our business and operations may be adversely affected.

We are subject to the risk of increased income taxes and our ability to successfully defend tax audits could adversely affect our financial condition and operating results. We conduct business operations in a number of countries.  We  develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. In addition, certain of our subsidiaries provide financing, products and services to, and may from time-to-time undertake certain significant transactions with, other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.

We are subject to tax audits and reviews by local tax authorities of historical information and our contemporaneous documentation which could result in additional tax expense in future periods relating to prior results.  Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

Any failure to successfully manage our international operations would have a material adverse effect on our financial condition and operating results. We have operations in numerous countries, including Canada, United States, United Kingdom and Switzerland. International operations are subject to inherent risks which may adversely affect us, including:

Norsat International Inc.	Management's Discussion & Analysis

➢	labor unrest and differences in regulations and statutes governing employee relations;
➢	changes in regulatory requirements;
➢	inflation and rising costs;
➢	difficulty in staffing and managing foreign operations;
➢	ability to build infrastructure to support operations;
➢	changes in local tax rates or adverse tax consequences, including the repatriation of earnings;
➢	compliance with a variety of foreign laws, including changing import and export regulations;
➢	adverse changes in trade policies between countries in which we maintain operations;
➢	economic and political instability;
➢	potential restrictions on the transfer of funds; and
➢	foreign exchange risks.

12.3 Risks Associated with the Value of Shares

The exercise of the existing outstanding options may substantially dilute the value of our common shares. The Company has 100,000,000 shares of Common Stock authorized, of which 58,316,532 were outstanding at March 5, 2013. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of our Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for us, could also have dilutive effect for shareholders.

The current financial market volatility can result in wide fluctuations in the market price of our stock.  Although we have reported profitability in all four quarters of 2012, the third quarter of 2011 and in 17 consecutive quarters starting from the fourth quarter of 2006, we have also reported losses in the first, second and fourth quarters of 2011. Despite the previously mentioned profitable results, the uncertainty and volatility in current financial markets can result in wide fluctuations in the market price of our stock. Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future.

12.4 Risks Associated with Foreign Exchange

Our operations are heavily exposed to fluctuations in foreign currencies. Most of our international sales are denominated primarily in US dollars, Euros and Great British pounds. While we expect our international revenues and expenses will continue to be denominated primarily in US dollars, a portion of our international revenues and expenses may be denominated in other foreign currencies in the future. As the functional currency is the United States dollar, we could experience and have experienced the risks of fluctuating currencies. A stronger Canadian dollar increases operating expenses on conversion to the U.S. dollar. From time to time we may choose to engage in currency hedging activities, which may be unsuccessful and expensive.

A 1% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $180,000 (2011 – $177,000, 2010 - $90,000).

12.5 Risks Associated with Interest Rates

Borrowings under our operating line of credit bear interest at LIBOR or Prime rate plus a margin. If we borrow under this facility, we are exposed to interest rate risks due to fluctuations in these rates. A one-percentage increase in these rates would increase interest expense by approximately $47,000 annually, assuming we borrow a maximum of $4.7 million under our undrawn credit facilities.

In addition, borrowings under our acquisition loan bear interest at LIBOR or Prime rate plus a margin. We are exposed to interest rate risks due to fluctuations in these rates. A one-percentage increase in these rates would increase interest expense by approximately $70,000, based on a principal amount of $7.0 million, which is the balance outstanding as at December 31, 2012.

Norsat International Inc.	Management's Discussion & Analysis

13.0 Disclosure Controls and Internal Controls over Financial Reporting

13.1 Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files under the Act is recorded, processed, summarized and reported, within the time limits specified in the Commission’s rules and forms and that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.  The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures. They have concluded that our disclosure controls and procedures were effective as at December 31, 2012, at a reasonable assurance level.

13.2 Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in U.S. Exchange Act Rule 13a-15(f). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company. Our CEO and CFO have assessed the effectiveness of our internal control over financial reporting as at December 31, 2012, in accordance with Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our CEO and CFO have determined that our internal control over financial reporting is effective to meet the requirements of Rules13a-15(f) as at December 31, 2012.

While our CEO and CFO believe that our internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

13.3 Changes in Internal Controls over Financial Reporting

During 2012, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

14.0 Events After Reporting Date

Effective February 1, 2013, the NRC extended the August DTAPP agreement from March 15, 2013 to September 30, 2013 with all other terms and conditions remaining unchanged.

As part of the Sinclair acquisition, $1,000,000 of the cash consideration was held in escrow and acted as a security for certain events should we be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors.  The $1,000,000, less claimed amounts, if any, were to be releasable to the vendors on January 21, 2013. As at March 5, 2013, all funds have been released from escrow.